SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT
PURSUANT TO SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

INTERTRUST TECHNOLOGIES CORPORATION
(Name of Subject Company)

INTERTRUST TECHNOLOGIES CORPORATION
(Name of Person Filing Statement)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

46113Q109
(CUSIP Number of Class of Securities)

David Lockwood
President and Chief Executive Officer
InterTrust Technologies Corporation
4800 Patrick Henry Drive
Santa Clara, California 95054
(408) 855-0100
(Name, Address and Telephone Number of Person Authorized to Receive Notice and
Communications on Behalf of the Person(s) Filing Statement)

With Copies to:
Roger Aaron, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 4 Times Square New York, New York 10035 (212) 735-3000	Kenton J. King, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 525 University Avenue, Suite 1100 Palo Alto, California 94301 (650) 470-4500

☐	CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY COMMUNICATIONS MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER.

November 22, 2002

Dear Stockholder:

I am pleased to inform you that on November 13, 2002, InterTrust Technologies Corporation (“InterTrust”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Fidelio Acquisition Company, LLC, a Delaware limited liability company (“Parent”), whose members are Koninklijke Philips Electronics N.V., Sony Corporation of America and Stevens Acquisition LLC, and Fidelio Sub, Inc., a Delaware corporation and wholly-owned subsidiary of Parent (“Purchaser”). The Merger Agreement provides for the acquisition of InterTrust by Purchaser.

Pursuant to the terms of the Merger Agreement, Purchaser today has commenced a tender offer to purchase all of the outstanding shares of InterTrust common stock for $4.25 per share, net to the seller in cash, without interest thereon and less any required withholding tax. The tender offer is currently scheduled to expire at 12:00 midnight, New York City time, on Friday, December 20, 2002. All of the members of the InterTrust Board of Directors, including Victor Shear, the founder and Chairman of the Board of Directors of InterTrust, and I, David Lockwood, Executive Vice Chairman of the Board of Directors, Chief Executive Officer and President of InterTrust, who, in the aggregate, hold approximately 20% of the outstanding shares of InterTrust common stock, have agreed to tender our shares in the tender offer pursuant to stockholder agreements. Following the successful completion of the tender offer, the Purchaser will be merged with and into InterTrust and all shares not purchased in the tender offer (other than shares held by stockholders who perfect appraisal rights under Delaware law, if applicable, shares held by InterTrust or any subsidiary of InterTrust, and shares held by Parent or any subsidiary of Parent) will be converted into the right to receive an amount in cash equal to the price per share paid in the tender offer, without any interest thereon, and less any required withholding tax.

Your Board of Directors has unanimously determined that the terms of the Merger Agreement and the transactions contemplated thereby, including the offer and the merger, are fair to, and in the best interests of, InterTrust and the stockholders of InterTrust, has approved the Merger Agreement, and the transactions contemplated thereby, including the stockholder agreements, the offer and the merger and recommends that the stockholders accept the offer and tender their shares to Purchaser pursuant to the offer.

In arriving at its recommendations, the Board of Directors gave careful consideration to a number of factors that are described in the enclosed Solicitation/Recommendation Statement on Schedule 14D-9, including the written opinion of Allen & Company LLC, financial advisor to InterTrust, dated November 13, 2002, to the effect that, as of that date, and subject to certain matters stated in the opinion, the consideration to be received by the holders of InterTrust common stock in the merger and the offer is fair, from a financial point of view, to such holders (other than Parent and its affiliates). A copy of the written opinion of Allen & Company LLC is attached to the enclosed Schedule 14D-9 as Schedule I.

Accompanying this letter is a copy of Purchaser’s Offer to Purchase and other related materials, including a letter of transmittal for use in tendering your shares. These documents set forth the terms and conditions of the tender offer and provide instructions as to how to tender your shares. We urge you to read all of the enclosed materials carefully in their entirety.

Very truly yours,

David Lockwood
President and Chief Executive Officer

Item 1.    Subject Company Information.

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) relates is InterTrust Technologies Corporation, a Delaware corporation (“InterTrust” or the “Company”). The address of the principal executive offices of the Company is 4800 Patrick Henry Drive, Santa Clara, California, 95054. The telephone number of the principal executive offices of the Company is (408) 855-0100.

The title of the class of equity securities to which this Schedule 14D-9 relates is the Company’s common stock, $0.001 par value per share (the “Common Stock”). As of November 13, 2002, there were 98,273,358 shares of Common Stock issued and outstanding, of which 242,413 shares were issued and held in treasury.

Item 2.    Identity and Background of Filing Person.

The name, address, and telephone number of InterTrust, the person filing this Schedule 14D-9, are set forth in Item 1 above.

This Schedule 14D-9 relates to the tender offer by Fidelio Sub, Inc., a Delaware corporation (“Purchaser”), and a wholly-owned subsidiary of Fidelio Acquisition Company, LLC, a Delaware limited liability company (“Parent”), described in a Tender Offer Statement on Schedule TO, filed by Purchaser and Parent on November 22, 2002 (as amended or supplemented from time to time, the “Schedule TO”), offering to purchase all of the issued and outstanding shares of Common Stock, including the associated preferred stock purchase rights (the “Rights” and, together with the Common Stock, the “Shares”), at a price of $4.25 per Share, net to the seller in cash, without interest thereon and less any required withholding taxes (the “Share Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 22, 2002 (as amended or supplemented from time to time, the “Offer to Purchase”), which is being mailed to the Company’s stockholders with this Schedule 14D-9, and in the related Letter of Transmittal (which, together with the Offer to Purchase, as may be amended or supplemented from time to time, constitute the “Offer”). The members of Parent are Koninklijke Philips Electronics N.V., a corporation organized under the laws of the Netherlands (“Philips”), Sony Corporation of America, a New York corporation (“SCA”), and Stevens Acquisition LLC, an Arkansas limited liability company. A copy of each of the Offer to Purchase and the Letter of Transmittal are attached as Exhibit (a)(1)(A) and Exhibit (a)(1)(B), respectively, to the Schedule TO, and each is incorporated herein by reference.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of November 13, 2002 (the “Merger Agreement”), by and among Parent, Purchaser and InterTrust. The Merger Agreement provides, among other things, for the commencement of the Offer by Purchaser. Following consummation of the Offer and subject to the satisfaction or waiver of certain conditions, Purchaser will be merged with and into InterTrust (the “Merger”), with the surviving corporation becoming a wholly-owned subsidiary of Parent (the “Surviving Corporation”). In the Merger, each outstanding Share (other than Shares held by stockholders of InterTrust who have properly exercised their appraisal rights under Delaware law, Shares held by InterTrust or any subsidiary of InterTrust, and Shares held by Parent or any subsidiary of Parent) will be converted at the effective time of the Merger (the “Effective Time”) into the right to receive the Share Price. A copy of the Merger Agreement is filed as Exhibit (d)(1) to the Schedule TO, is incorporated herein by reference.

As set forth in the Schedule TO, the principal executive offices of Parent and Purchaser are located at c/o Sony Corporation of America, 550 Madison Avenue, 33rd Floor, New York, New York 10022-3321 and c/o Koninklijke Philips Electronics N.V., Amstelplein 2, 1096 BC Amsterdam, the Netherlands. The telephone numbers of the principal executive offices of Parent and Purchaser are (212) 833-6000 and 31(40) 274-3422 respectively.

Item 3.    Past Contacts, Transactions, Negotiations and Agreements.

Arrangements with Executive Officers, Directors or Affiliates of the Company.

Certain contracts, arrangements or understandings between the Company or its affiliates and certain of the Company’s directors, executive officers and affiliates, except as noted below, are described in the Information Statement of the Company attached to this Schedule 14D-9 as Schedule II (the “Information Statement”). The Information Statement is being furnished to the Company’s stockholders pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 issued under the Exchange Act in connection with Parent’s and Purchaser’s right (after acquiring a majority of the Shares pursuant to the Offer) to designate persons to the Board of Directors of the Company (the “Company Board”) other than at a meeting of the stockholders of the Company. The Information Statement is incorporated herein by reference.

Stock Options.    The Merger Agreement provides that, immediately prior to the Effective Time, each option to purchase Shares under any plan or arrangement of InterTrust (each, an “InterTrust Stock Option”) will vest in full on an accelerated basis and become exercisable. To the extent not exercised, at the Effective Time, each InterTrust Stock Option will be cancelled and, in consideration of such cancellation, each holder of an InterTrust Stock Option will receive a payment (subject to any withholding tax) in cash (the “Option Payment”) in an amount equal to the product of (i) the excess, if any, of the price per Share paid in the Offer over the per Share exercise price of such InterTrust Stock Option and (ii) the number of Shares subject to such InterTrust Stock Option. As a result, any InterTrust Stock Option with a per Share exercise price equal to or in excess of $4.25 (or such higher price as is paid in the Offer) will be cancelled without payment. To the extent necessary or required under the terms of any plan or arrangement of InterTrust or pursuant to the terms of any InterTrust Stock Option, InterTrust will use its reasonable best efforts to obtain a signed consent of each holder of InterTrust Stock Options to the treatment of such InterTrust Stock Options as described above. No Option Payment will be made to any holder of a cancelled InterTrust Stock Option unless that holder delivers a signed waiver acknowledging that all of his or her outstanding InterTrust Stock Options will be cancelled at the Effective Time and waiving all of his or her rights with respect to those cancelled InterTrust Stock Options, other than the right to receive the Option Payment. The Option Payment, if any, will be paid within five business days of the Effective Time.

Employee Stock Purchase Plan.    The Company has reserved 350,000 shares of Common Stock for issuance under the InterTrust Technologies Corporation 1999 Employee Stock Purchase Plan (the “ESPP”). Under this plan, eligible employees are permitted to purchase shares of Common Stock at the end of each six month purchase period (each, a “Purchase Period”) during a 24-month offering period (each, an “Offering Period”), through payroll deductions not exceeding 15% of an employee’s total cash compensation. The purchase price per Share is equal to 85% of the per Share fair market value on the last trading day before the commencement of the Offering Period or on the last day of the applicable Purchase Period, whichever is lower. As of November 13, 2002, no amount in payroll deductions had been set aside for the purchase of Shares pursuant to the ESPP. The last purchase of Shares under such plan took place on October 31, 2002. There were 14 employees of the Company participating in this plan as of November 13, 2002. The Merger Agreement provides that the Company will take all actions necessary to assure that all outstanding rights under the ESPP will be exercised immediately prior to the Effective Time on a final purchase date under such plan and such plan will terminate concurrently with such exercise of the outstanding rights thereunder.

Agreements with Executive Officers.    The Company has entered into severance agreements, each dated August 21, 2002, with David Maher, Patrick Nguyen, Mark Scadina, Talal Shamoon and Greg Wood, pursuant to which such employees are entitled to receive severance payments equal to 100% of their respective gross annual salaries (subject to certain pro rata reductions) if, within one year following a corporate transaction (as defined in the respective severance agreements), they are terminated by a successor entity for reasons other than certain misconduct or if they terminate employment with the Company or its successor for “good reason” (as defined in the respective severance agreements).

On September 25, 2001, the Company entered into an employment agreement with David Lockwood to serve as Executive Vice Chairman of the Company Board. In connection with his employment, Mr. Lockwood received an option to acquire 1,500,000 Shares at an exercise price of $1.07 per Share. In the event of a change of control of the Company, vesting will accelerate on 50% of the Shares that are unvested at that time (unless consideration to the Company exceeds $5.00 per Share, in which case 100% of the then unvested Shares will vest). Upon his assumption of the additional role of President in November 2001, Mr. Lockwood received an option to acquire an additional 1,100,000 Shares at an exercise price of $1.18 per Share. The November 2001 options will vest 100% in the event of a change of control of the Company.

On November 8, 2000, the Company entered into an employment agreement with Mr. Wood that provides that, if Mr. Wood is terminated by the Company for reasons other than cause in connection with an extraordinary corporate transaction, he will receive additional vesting acceleration with respect to his initial option grant for 300,000 Shares, as if he had provided 48 months of service with the Company.

Pursuant to acceleration letters, upon an extraordinary corporate transaction of the Company, 100% of any unvested Shares subject to the following options granted to certain executive officers will become vested: (1) options to Mr. David Maher on June 22, 2001 for 50,000 Shares and on January 2, 2002 for 300,000 Shares; (2) options granted to Mr. Nguyen on September 12, 2001 for 100,000 Shares and on January 15, 2002 for 300,000 Shares; (3) options granted to Mr. Mark Scadina on June 22, 2001 for 50,000 Shares and on January 15, 2002 for 275,000 Shares; (4) options granted to Mr. Talal Shamoon on June 22, 2001 for 150,000 Shares and on January 15, 2002 for 300,000 Shares; and (5) options granted to Mr. Wood on June 22, 2001 for 75,000 Shares and on January 15, 2002 for 300,000 Shares.

Indemnification.    Article VI of the Company’s bylaws requires that the Company indemnify to the fullest extent authorized by the Delaware General Corporation Law (the “DGCL”), each of its directors and officers against any expenses, liabilities and losses reasonably incurred or suffered by such indemnitee in connection with any proceeding arising by reason of the fact that such person is or was an agent of the Company.

Article VII of the Company’s certificate of incorporation limits the personal liability of the directors of the Company to the fullest extent permitted by the DGCL, except for liability (i) for any breach of the director’s duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived any improper personal benefit.

The Company has also entered into indemnification agreements with its officers and directors containing provisions that may require the Company, among other things, to indemnify such officers and directors against certain liabilities that may arise by reason of their status or service as directors or officers and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified.

The Merger Agreement provides that until six years from the Effective Time, unless otherwise required by law, the certificate of incorporation and bylaws of the Surviving Corporation will contain provisions no less favorable with respect to the elimination of liability of directors and the indemnification of directors, officers, employees and agents than are set forth in the certificate of incorporation and bylaws of InterTrust, as in effect on the date of the Merger Agreement.

The Merger Agreement further provides that, from and after the Effective Time, Parent and the Surviving Corporation shall, jointly and severally, indemnify, defend and hold harmless each person who is now, or has been at any time prior to the date of the Merger Agreement or who becomes prior to the Effective Time, an officer, director, employee or agent of InterTrust or any liabilities or amounts that are paid in settlement of, or otherwise in connection with, any threatened or actual claim, action, suit, proceeding or investigation (a “Claim”), based in whole or in part on or arising in whole or in part out of the fact that the Indemnified Party (or the person controlled by the Indemnified Party) is or was a director, officer, employee or agent of InterTrust or any of its subsidiaries and pertaining to any matter existing or arising out of actions or omissions occurring at or prior to the Effective Time including, without limitation, any Claim arising out of the Merger Agreement or any of the transactions contemplated by the Merger Agreement), whether asserted or claimed prior to, at or after the Effective Time, in each case to the fullest extent permitted under Delaware law, and shall pay any expenses, as incurred, in advance of the final disposition of any such action or proceeding to each Indemnified Party to the fullest extent permitted under Delaware law. Without limiting the foregoing, the Merger Agreement provides that in the event any such Claim is brought against any of the Indemnified Parties, (i) such Indemnified Parties may retain counsel (including local counsel) satisfactory to them and which shall be reasonably satisfactory to Parent and the Surviving Corporation and Parent and the Surviving Corporation shall pay, jointly and severally, all reasonable fees and expenses of such counsel for such Indemnified Parties, and (ii) Parent and the Surviving Corporation shall use all reasonable efforts to assist in the defense of any such Claim; provided, that, Parent and the Surviving Corporation will not be liable for any settlement effected without their prior written consent, which consent, however, will not be unreasonably withheld. The foregoing description of the indemnification provided to the directors and offices of the Company pursuant to the Merger Agreement is qualified by reference to the complete text of Section 6.10 of the Merger Agreement which is incorporated by reference herein in its entirety. The Merger Agreement has been filed as Exhibit 4 hereto and is incorporated herein by reference.

The Merger Agreement further provides that Parent will maintain in effect, during the six-year period commencing as of the Effective Time, a policy of directors’ and officers’ liability insurance for the benefit of each of the Indemnified Parties providing coverage and containing terms no less advantageous to the Indemnified Parties than the coverage and terms of InterTrust’s existing policy of directors’ and officers’ liability insurance. Parent shall not be required to pay a per annum premium in excess of an agreed upon amount (it being understood that, if the premium required to be paid by Parent would exceed such amount, the coverage of such policy shall be reduced to the maximum amount that may be obtained for a per annum premium of such amount); provided, however, that, prior to the Effective Time, InterTrust may purchase such insurance on a prepaid noncancellable basis, so long as the premium is not in excess of an agreed upon amount, in which case, Parent shall have no obligations to maintain such insurance.

Arrangements with Parent, Purchaser or their Affiliates.

Confidentiality Agreements.    The following is a summary of certain material provisions of the Confidentiality Agreement, dated as of May 16, 2002, between SCA and the Company (the “Sony Confidentiality Agreement”), the Confidentiality Agreement, dated as of July 8, 2002, between Philips and the Company (the “Philips Confidentiality Agreement”) and the Rider Regarding Confidentiality Agreement, dated September 30, 2002 (the “Confidentiality Rider”). This summary does not purport to be complete and is qualified in its entirety by reference to the complete text of the Sony Confidentiality Agreement and the Philips Confidentiality Agreement (together, the “Confidentiality Agreements”), and the Confidentiality Rider, copies of which are filed as Exhibits 6, 7 and 8 hereto, respectively, and are incorporated herein by reference.

The Confidentiality Agreements contain customary provisions pursuant to which each of SCA, Philips and InterTrust agree to keep confidential all non-public, confidential information relating to the disclosing party. Additionally, in the Sony Confidentiality Agreement, SCA and the Company have each agreed that for a period of one year neither it, nor any of its affiliates nor any representatives, will: (i) acquire or agree, offer, seek or propose to acquire, ownership (including, but not limited to, beneficial ownership as defined in Rule 13d-3 under the Exchange Act) of the assets or business or more than 1% of the outstanding securities issued by the other party or any of its subsidiaries, or any rights or option to acquire such ownership (including from a third party), unless such an action is taken in response to a third party that has publicly offered (within the meaning of the federal securities laws) to purchase a majority interest in the equity securities or assets of the other party and provided that such party shall in no way assist, advise, encourage or act in concert with such third party; (ii) make, or in any way participate in, any “solicitation” of “proxies” (as such terms are defined under Regulation 14A of the Exchange Act) to vote or seek to advise or influence in any matter whatsoever any person or entity with respect to the voting securities of the other party or any to its subsidiaries; (iii) form, join or in any way participate in a “group” (within the meaning of Section 13(d)(3) of the Exchange Act) with respect to any voting securities of the other party or any of its subsidiaries; (iv) arrange any financing for the purchase of any voting securities or securities convertible or exchangeable into or exercisable for any voting securities or assets of the other party or any of its subsidiaries; or (v) otherwise act, whether alone or in concert with others, to seek to propose to the other party or any of its shareholders any merger, business combination, restructuring, recapitalization or similar transaction to or with the other party or any of its subsidiaries (unless made in response to a third party that has publicly offered (within the meaning of federal securities laws) to purchase a majority interest in the equity securities or assets of the other party and provided that such party shall in no way assist, advise encourage or act in concert with such third party), in each case unless and until specifically invited by the other party or a designated representative.

The Confidentiality Agreements terminate on December 31, 2002, except that the duty to protect the discloser’s confidential information survives until three years after the date of the disclosure of such confidential information.

Pursuant to the Confidentiality Rider, SCA, Philips and the Company consented to the exchange of confidential information among the parties solely for the purpose of evaluating a potential business relationship or strategic transaction among the parties.

Exclusivity Agreement.    The following is a summary of certain material provisions of the exclusivity agreement, dated November 10, 2002, between SCA, Philips and the Company (the “Exclusivity Agreement”). This summary does not purport to be complete and is qualified in its entirety by reference to the complete text of the Exclusivity Agreement, a copy of which is filed as Exhibit 13 hereto and is incorporated herein by reference.

SCA, Philips and the Company executed an exclusivity agreement, dated November 10, 2002 (the “Exclusivity Agreement”), pursuant to which, until 5:00 p.m., Eastern Standard Time, on November 14, 2002, the Company agreed that: (a) it would not, and would not permit any of its affiliates or any of its or its affiliates’ directors, officers, employees and representatives (collectively, “Representatives”) to, directly or indirectly, (i) initiate, solicit, encourage, engage in any negotiations with respect to or accept any inquiries, proposals or offers (whether initiated by the Company or any of its affiliates or any of its or their Representatives or otherwise) with respect to (A) the acquisition of any shares of capital stock or any other voting securities or debt securities of the Company or any interests therein, (B) the acquisition of all or a material portion of the assets and properties of the Company or interests therein, (C) the merger, consolidation or combination of the Company, (D) the refinancing of the Company, (E) the liquidation, dissolution or reorganization of the Company or (F) the acquisition by the Company of capital stock or assets and properties of any third party in excess of $5,000,000 in the aggregate (each of the foregoing, a “Potential Transaction”), (ii) provide information relating to the Company in connection with a Potential Transaction or (iii) enter into any contract, agreement, arrangement or understanding concerning or relating to a Potential Transaction, in each case, with a third party other than Parent; and (b) it will, and it will cause its affiliates and each of its and its affiliates’ Representatives to, cease any and all discussions relating to a Potential Transaction with a third party other than Parent. In the event that the Company receives an unsolicited inquiry, proposal or offer with respect to a Potential Transaction, or receives information that such an inquiry, proposal or offer is likely to be made, the Company will provide Parent with prompt notice of the fact that such an inquiry, proposal, offer or information has been received.

Under certain limited circumstances, the Company was permitted to engage in negotiations concerning, provide confidential information or data to or otherwise have discussions with, the person or entity proposing a Potential Transaction.

Merger Agreement.    The following is a summary of certain material provisions of the Merger Agreement. This summary does not purport to be complete and is qualified in its entirety by reference to the complete text of the Merger Agreement, a copy of which is filed as Exhibit 4 hereto and is incorporated herein by reference.

The Offer.    The Merger Agreement provides for the making of the Offer. Purchaser’s obligation to accept for payment and pay for Shares tendered pursuant to the Offer is subject to (i) the valid tender, which is not withdrawn, of such number of Shares which, when added together with any Shares then owned by Parent and Purchaser, represent at least a majority of the total voting power of the outstanding securities of the Company entitled to vote in the election of directors or in a merger (determined on a fully diluted basis) (the “Minimum Condition”), (ii) the terms and conditions of the Merger Agreement and (iii) the other conditions described in “Certain Conditions of the Offer” of this Schedule 14D-9. The Merger Agreement provides that each stockholder who tenders Shares in the Offer will receive $4.25 per Share, net to the stockholder in cash, without interest thereon and less any required withholding tax. Parent and Purchaser expressly reserve the right to modify the Offer, except Parent and Purchaser have agreed that, without the prior written consent of InterTrust, they will not:

•	waive the Minimum Condition;

•	change the form of consideration to be paid in the Offer;

•	decrease the Share Price to be paid in the Offer;

•	decrease the number of Shares sought in the Offer;

•	extend the Offer except as described in “Extension of the Offer” of this Schedule 14D-9;

•	amend or add conditions to the Offer other than the conditions described in “Certain Conditions of the Offer” of this Offer to Purchase; or

•	amend any other term of the Offer in any manner adverse to the stockholders.

Extensions of the Offer.    The Merger Agreement permits Parent and Purchaser to extend the Offer from time to time, without InterTrust’s consent, if, on the scheduled or extended Expiration Date, any condition to the Offer has not been satisfied or waived; provided, that, Parent and Purchaser must extend the Offer until such condition is satisfied or waived, unless such condition could not reasonably be expected to be satisfied by the Outside Date (as defined herein). In no event will Parent and Purchaser be required to extend the expiration date beyond the Outside Date. In addition, Parent and Purchaser may extend the Offer from time to time, without InterTrust’s consent, if required by the Securities and Exchange Commission (the “Commission”).

The Merger Agreement obligates Purchaser to accept for payment, as promptly as permitted under applicable law, and pay for (after giving effect to any required withholding tax), as promptly as practicable after the date on which Purchaser first accepts Shares for payment in the Offer (the “Acceptance Date”), all Shares validly tendered (and not withdrawn) in the Offer.

Subsequent Offering Period.    After the date on which Purchaser first accepts Shares for payment pursuant to the Offer, the Merger Agreement permits Parent and Purchaser to provide for, in compliance with applicable law, subsequent offering periods of up to an additional 20 business days in the aggregate pursuant to Rule 14d-11 of the Exchange Act .

Directors.    The Merger Agreement provides that promptly upon the acceptance for payment of Shares by Purchaser pursuant to the Offer, Parent and Purchaser will be entitled to designate a majority of the directors to the Company Board. Subject to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, InterTrust has agreed to take all actions necessary to cause Parent’s and Purchaser’s designees to be elected or appointed to the Company Board. InterTrust will also cause individuals designated by Parent and Purchaser to constitute a majority of the members on each committee of the Company Board and the board of directors of each subsidiary of InterTrust (and each committee thereof). The Merger Agreement further provides that at least two of the directors of InterTrust on the date of the Merger who are not officers of InterTrust shall remain directors of InterTrust until the Effective Time.

Following the election or appointment of Parent’s and Purchaser’s designees to the Company Board and until the Effective Time, the affirmative vote of a majority of the directors of InterTrust who were directors on the date of the Merger Agreement and who are not officers of the Company will be required to authorize:

•	any amendment or termination of the Merger Agreement;

•	any exercise or waiver of any of InterTrust’s rights or remedies under the Merger Agreement;

•	any extension of the time for performance of Parent’s and Purchaser’s respective obligations under the Merger Agreement; or

•	any action that would materially delay the receipt of the consideration to be paid in the Merger by the stockholders.

The Merger.    The Merger Agreement provides that at the Effective Time, Purchaser will be merged with and into InterTrust in accordance with Delaware law. At that time, the separate existence of Purchaser will cease, and InterTrust will be the Surviving Corporation.

Under the terms of the Merger Agreement, at the Effective Time, each Share then outstanding will be converted into the right to receive an amount in cash equal to the price per Share paid in the Offer, without any interest thereon and less any required withholding tax. Notwithstanding the foregoing, the merger consideration will not be payable in respect of (a) Shares held by InterTrust or any of its subsidiaries, (b) Shares held by Parent or any of its subsidiaries, which will be cancelled immediately prior to the Effective Time, and (c) Shares as to which appraisal rights have been properly demanded. Immediately following the Effective Time, all Shares will be cancelled and retired and will cease to exist and holders of Shares will cease to have any rights with respect to the Shares except the right to receive the merger consideration.

Stock Options.    The Merger Agreement provides that, immediately prior to the Effective Time, each InterTrust Stock Option to purchase Shares under any plan or arrangement of InterTrust will vest in full on an accelerated basis and become exercisable. To the extent not exercised, at the Effective Time, each InterTrust Stock Option will be cancelled and, in consideration of such cancellation, each holder of an InterTrust Stock Option will receive the Option Payment (subject to any withholding tax) in cash in an amount equal to the product of (i) the excess, if any, of the price per Share paid in the Offer over the per Share exercise price of such InterTrust Stock Option in effect immediately prior to the Effective Time and (ii) the number of Shares subject to such InterTrust Stock Option. As a result, any InterTrust Stock Option with a per Share exercise price equal to or in excess of $4.25 (or such higher price as is paid in the Offer) will be cancelled without payment. To the extent necessary or required under the terms of any plan or arrangement of InterTrust or pursuant to the terms of any InterTrust Stock Option, InterTrust will use its reasonable best efforts to obtain a signed consent of each holder of InterTrust Stock Options to the treatment of such InterTrust Stock Options as described above. No Option Payment will be made to any holder of a cancelled InterTrust Stock Option unless that holder delivers a signed waiver acknowledging that all of his or her outstanding InterTrust Stock Options will be cancelled at the Effective Time and waiving all of his or her rights with respect to those cancelled InterTrust Stock Options other than the right to receive the Option Payment. The Option Payment, if any, will be paid within five business days of the Effective Time.

Employee Stock Purchase Plan.    The Merger Agreement provides that all outstanding rights under the ESPP will be exercised immediately prior to the Effective Time on a final purchase date determined in accordance with the plan and that the ESPP will then terminate concurrently with this final exercise of rights.

Representations and Warranties.    Pursuant to the Merger Agreement, InterTrust has made customary representations and warranties to Parent and Purchaser, including representations relating to organization and qualification, capitalization, subsidiaries, constituent documents, authorization of the Merger Agreement and other documents, no violations, compliance with laws, Commission documents and financial statements, real estate, intellectual property, contracts, insurance, litigation, warranties and product liability, taxes, employee matters, labor matters, environmental matters, affiliated transactions, absence of certain changes or events (including any Company Material Adverse Effect (as defined herein)), no brokers, opinion of InterTrust’s financial advisor, information supplied, state takeover statutes, the Rights Agreement, absence of certain business practices, required stockholder vote and Company Board approval.

Certain representations and warranties in the Merger Agreement made by InterTrust are qualified by “materiality” or “Company Material Adverse Effect.” For purposes of the Merger Agreement and this Offer to Purchase, the term “Company Material Adverse Effect” means a material adverse effect on the business, assets, liabilities, properties, results of operations or financial condition of InterTrust and its subsidiaries, taking InterTrust together with its subsidiaries as a whole; provided, however, that any adverse change, event, circumstance, development or effect (i) resulting from the announcement or pendency of the transactions contemplated by the Merger Agreement including, without limitation, any litigation, (ii) relating to DRM technology and secured computing technology which does not have a materially disproportionate effect on InterTrust or (iii) resulting from any action required to be taken or prohibited from being taken by InterTrust pursuant to the Merger Agreement, shall not be considered a Company Material Adverse Effect.

Pursuant to the Merger Agreement, Parent and Purchaser have made customary representations and warranties to InterTrust, including representations relating to organization and qualification, authorization of the Merger Agreement and other documents, no violations, information supplied, interim operations of Parent and Purchaser and capital resources.

Conduct of InterTrust.    The Merger Agreement provides that, until the earlier of the termination of the Merger Agreement in accordance with its terms or until such time as Parent’s designees constitute a majority of the members of the InterTrust board of directors and except as Parent shall otherwise consent in writing (which consent shall not be unreasonably withheld or delayed), InterTrust will, and will cause each of its subsidiaries to:

(a)
conduct their respective operations according to their usual, regular and ordinary course and take no action which would reasonably be expected to adversely affect its ability to consummate the transactions contemplated by the Merger Agreement;

(b)
use commercially reasonable efforts to preserve intact their respective business organizations and goodwill, keep available the services of their respective officers and employees (excluding administrative staff) and maintain satisfactory relationships with those persons having significant business dealings with them;

(c)
not (i) amend their respective certificates of incorporation or bylaws or comparable governing instruments or (ii) amend the Rights Agreement or take any action with respect to, or make any determination under, the Rights Agreement, including, without limitation, redemption of the rights issued pursuant to the Rights Agreement or any action to facilitate an Alternative Proposal (as defined in the Merger Agreement);

(d)
promptly notify Parent of any Company Material Adverse Effect (or any occurrence or existence of any event which is reasonably likely to result in a Company Material Adverse Effect) without regard to clause (iii) of the proviso in the definition set forth in “Representations and Warranties” above, any material litigation or material governmental complaints, investigations or hearings (or communications indicating that the same may be contemplated), or any breach of (or the occurrence or existence of any event which is reasonably likely to result in any breach of) any representation or warranty contained herein that is reasonably likely to result in the conditions to the Offer not being capable of satisfaction on or before the Outside Date;

(e)
not modify, extend the term or forgive or cancel any outstanding loans owed to InterTrust or any of its subsidiaries by any current or former directors, officers, employees consultants or independent contractors of such entities other than any modification, extension, forgiveness or cancellation pursuant to contractual rights existing on the date hereof;

(f)	promptly deliver to Parent true and correct copies of any report, statement or schedule filed with the Commission subsequent to the date of the Merger Agreement;

(g)
not (i) except pursuant to the exercise of options, warrants, conversion rights and other contractual rights existing on the date of the Merger Agreement and disclosed pursuant to the Merger Agreement,

issue, deliver or sell, or authorize or propose the issuance, delivery or sale of, any shares of its capital stock or any securities convertible into or exercisable for, or any rights, warrants or options to acquire, any capital stock, effect any stock split or otherwise change its capitalization as it existed on the date of the Merger Agreement; (ii) grant, confer or award any option, warrant, conversion right or other right to acquire any shares of its capital stock or such securities; (iii) enter into any agreement, understanding or arrangement with respect to the sale, voting, registration or repurchase of its capital stock; (iv) increase any compensation or enter into or amend any employment agreement or arrangements with any of its present or future officers, directors or employees; (v) grant any severance or termination package to any director, officer, employee or consultant; (vi) hire any new employee who will have, or terminate the employment of any current employee who has, an annual salary in excess of $100,000; (vii) adopt any new employee benefit plan (including any stock option, stock benefit or stock purchase plan) or amend, except as required by applicable law (in which case InterTrust should provide prompt written notice to Parent following such adoption), any existing Benefit Plan (as defined in the Merger Agreement) in any material respect, except for changes which are not more favorable to participants in such plans; (viii) other than in the ordinary course of business, enter into any transaction with any director or executive officer of InterTrust or any of its subsidiaries or any immediate family member of any such director or executive officer; or (ix) except in the ordinary course of business, hire any additional consultants or independent contractors or enter into or extend the term of any consulting or independent contractor relationship;

(h)
not (i) declare, set aside or pay any dividend or make any other distribution or payment with respect to any shares of its capital stock or other ownership interests; or (ii) directly or indirectly, redeem, purchase or otherwise acquire any shares of its capital stock, or make any commitment for any such action;

(i)
not enter into any agreement, commitment or transaction, or agree to enter into any such agreement or transaction, or modify or extend any such agreement or transaction, involving payments by InterTrust in excess of $50,000 individually or $250,000 in the aggregate, including, without limitation, a purchase, sale, lease or other disposition of assets or capital stock (including, without limitation, securities of subsidiaries);

(j)	not enter into any transaction involving a merger, consolidation, joint venture, license agreement, partial or complete liquidation or dissolution, reorganization, recapitalization or restructuring;

(k)
not sell, assign, transfer, encumber, enter into any outbound license or covenant not to sue with respect to, grant any exclusive right with respect to, or otherwise dispose of any Company Property (as defined in the Merger Agreement);

(l)
not incur, create, assume or otherwise become liable for any indebtedness for borrowed money or guarantee any such indebtedness or issue or sell any debt securities or warrants or rights to acquire any debt securities of others;

(m)	not make any loans, advances or capital contributions to, or investments in, any other person;

(n)	not make or commit to make any capital expenditures in excess of $50,000 individually or $100,000 in the aggregate;

(o)
not apply any of its assets or properties to the direct or indirect payment, discharge, satisfaction or reduction of any amount payable, directly or indirectly, to or for the benefit of any affiliate or Related Party (as defined in the Merger Agreement) or enter into any transaction with any affiliate or Related Party (except for payment of salary and other customary expense reimbursements made in the ordinary course of business to Related Parties who are employees, directors or consultants of InterTrust or its subsidiaries);

(p)
not make any changes in accounting methods, principles or practices in effect as of the date of the Merger Agreement, other than as required by generally accepted accounting principles and good accounting practices;

(q)
not grant or make any mortgage or pledge or subject itself or any of its material assets or properties to any material lien, charge or encumbrance of any kind, except Permitted Encumbrances (as defined in the Merger Agreement);

(r)	not alter, amend or revoke any tax election or method of accounting with respect to taxes or settle or compromise any material tax claim;

(s)	maintain insurance on its tangible assets and its businesses in such amounts and against such risks and losses as are currently in effect;

(t)
except as required in accordance with generally accepted accounting principles, not revalue any of its assets, including, without limitation, writing down the value of its inventory or writing off notes or accounts receivable, other than in the ordinary course of business;

(u)	not settle any legal proceedings, whether now pending or hereafter made or brought;

(v)	not modify or amend, or terminate, or waive, release or assign any material rights or claims with respect to, any material agreement or arrangement to which it is a party;

(w)
pursuant to or within the meaning of any bankruptcy law, not (i) commence a voluntary case, (ii) consent to the entry of an order for relief against it in an involuntary case, (iii) consent to the appointment of a custodian of it or for all or substantially all of its property or (iv) make a general assignment for the benefit of its creditors;

(x)
(i) other than in the ordinary course of business, not amend, modify, assign, terminate, reject, cancel or fail to exercise a right of renewal or extension, any IP Contract (as defined in the Merger Agreement); or (ii) continue to diligently prosecute all claims in the Company Patent (as defined in the Merger Agreement) applications and maintain and not abandon any Company Property; and

(y)	not authorize any of, or announce an intention to, commit or agree to take any of, the foregoing actions.

InterTrust Stockholder Meeting.    If stockholder approval of the Merger is required under applicable law, InterTrust has agreed in the Merger Agreement to take all action necessary in accordance with applicable law and its certificate of incorporation and by-laws (a) to convene a meeting of stockholders as promptly as practicable after expiration of the Offer for the purpose of voting on the approval of the Merger and (b) take all lawful action to solicit the approval of its stockholders in favor of approval of the Merger. Parent has agreed to vote all Shares held by Purchaser after completion of the Offer in favor of the Merger.

Alternative Proposals.    From the date of the Merger Agreement until the time Parent’s designees constitute a majority of the members of the Company Board, InterTrust has agreed that it and its subsidiaries will not, and InterTrust and its subsidiaries will not permit their representatives to:

•	initiate, directly, or indirectly, solicit or in any way encourage any inquiries or the making, implementation or announcement of any proposal or offer with respect to an Alternative Proposal;

•	directly or indirectly engage in any negotiations concerning an Alternative Proposal;

•	directly or indirectly provide any confidential information or data to any person relating to any proposal that constitutes, or would reasonably be expected to lead to, an Alternative Proposal; or

•	enter into any letter of intent, agreement or understanding with any person (other than Parent or Purchaser) with the intent to effect an Alternative Proposal.

“Alternative Proposal” means any proposal or offer (including, without limitation, any proposal or offer to the stockholders) with respect to a merger, reorganization, acquisition, tender offer, share exchange, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving, or any purchase of, 15% or more of the net revenue, net income or assets or 15% or more of any class of equity securities of, InterTrust or its subsidiaries.

Notwithstanding the foregoing, prior to the Acceptance Date and to the extent that InterTrust receives an Alternative Proposal that the Company Board determines, after consultation with its legal and financial advisors, is reasonably likely to lead to a Superior Proposal (as defined in the Merger Agreement), InterTrust and its representatives may engage in negotiations concerning, provide confidential information or data to or otherwise have discussions with, any person relating to such Alternative Proposal, or otherwise facilitate any effort or attempt to make or implement such Alternative Proposal. However, prior to furnishing nonpublic information to, or entering into discussions with, any persons, InterTrust must enter into a customary confidentiality agreement with such person or entity (if InterTrust has not already entered into a customary confidentiality agreement with such person), which confidentiality agreement (a) does not include any provision for an exclusive right to negotiate with such party or having the effect of prohibiting InterTrust from satisfying its obligations under the Merger Agreement and (b) is no less favorable to InterTrust than the confidentiality agreement between SCA and InterTrust.

“Superior Proposal” means any bona fide written Alternative Proposal involving a majority of the net revenue, net income or assets of InterTrust and its subsidiaries or a majority of the Shares or the voting power of InterTrust that the Company Board determines in good faith, after consultation with its financial advisor or another financial advisor of nationally recognized reputation and outside legal counsel, (a) is more favorable from a financial point of view to the current stockholders (in their capacities as stockholders) than the transactions contemplated by the Merger Agreement, (b) is made by a third party that has the financial capability to consummate such Alternative Proposal and (c) is reasonably capable of being consummated, in each case, taking into account all of the relevant facts and circumstances, including, without limitation, conditions to consummation, required regulatory approvals, and the termination fees payable to Parent in accordance with the Merger Agreement.

In addition, the Merger Agreement provides that InterTrust must promptly give notice to Parent of each inquiry, offer, proposal or request for nonpublic information received by InterTrust with respect to any Alternative Proposal and each request for a waiver or release under any standstill or similar agreement and, prior to entering into any negotiation, providing any information or having any discussions regarding an Alternative Proposal, InterTrust must give Parent written notice of the identity of the person making the Alternative Proposal and a copy of the Alternative Proposal or a written summary thereof (if the proposal is communicated orally). In addition, InterTrust must inform Parent of all material developments with respect to the status and the terms, substantive discussions or negotiations with respect to an Alternative Proposal.

Company Board Recommendation.    The Company Board recommends that the Company’s stockholders accept the Offer, tender their shares pursuant to the Offer and approve the Merger and the Merger Agreement. The Merger Agreement provides that, if stockholder approval is required, the Company Board shall include in the Company proxy statement its recommendation of approval and adoption by its stockholders of the Merger Agreement and the approval of the Merger and other transactions contemplated by the Merger Agreement. Neither the Company’s Board nor any committee thereof shall amend, modify, withdraw, condition or qualify its recommendations in a manner adverse to Parent or take any action or make any statement inconsistent with its recommendations. Nothing contained in the Merger Agreement, shall prohibit the Company from complying with Rule 14d-9 and Rule 14e-2(a) promulgated under the Exchange Act or from making any disclosure to its stockholders if in the good faith judgment of its Board of Directors, after consultation with outside legal counsel, failure so to disclose would be inconsistent with its obligations under applicable law.

Filings; Other Actions.    The Merger Agreement provides that InterTrust and Parent will:

(a)
promptly make their respective regulatory filings and thereafter make any other required submissions under the Hart Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”) and applicable foreign antitrust laws and regulations with respect to the Offer and the Merger;

(b)
use all reasonable efforts to cooperate with one another in (i) determining which filings are required to be made prior to the Effective Time with, and which consents, approvals, permits or authorizations are required to be obtained prior to the Effective Time from, governmental authorities in connection with the execution and delivery of the Merger Agreement and the consummation of the transactions contemplated by the Merger Agreement; and (ii) timely making all such filings and timely seeking all such consents, approvals, permits or authorizations;

(c)
promptly inform the other party of any communication with, and any proposed understanding, undertaking or agreement with, any governmental authorities regarding such filing, consent, approvals, permits or authorizations and not independently participate in any meeting with any governmental authority in respect thereof without giving the other party prior notice of the such meeting and, to the extent permitted by such governmental authority, the opportunity to attend and/or participate;

(d)
use commercially reasonable efforts to obtain all consents under or with respect to, any permit, contract, lease, agreement, purchase order, sales order or other instrument, where the consummation of the transactions contemplated by the Merger Agreement would be prohibited or constitute an event of default, or grounds for acceleration or termination, in the absence of such consent; and

(e)
take, or cause to be taken, all other commercially reasonable actions as are reasonably necessary, proper or appropriate to consummate and make effective the transactions contemplated by the Merger Agreement; provided, that, notwithstanding any provisions in the Merger Agreement to the contrary, Parent shall not be required to (i) litigate against any governmental authority or (ii) agree to hold separate or to divest any of the material businesses, product lines or assets of Parent or the InterTrust or any of their respective subsidiaries.

Indemnification of Directors and Officers.    The Merger Agreement provides that until six years from the Effective Time, unless otherwise required by law, the certificate of incorporation and bylaws of the Surviving Corporation will contain provisions no less favorable with respect to the elimination of liability of directors and the indemnification of directors, officers, employees and agents than are set forth in the certificate of incorporation and bylaws of InterTrust, as in effect on the date of the Merger Agreement.

The Merger Agreement further provides that, from and after the Effective Time, Parent and the Surviving Corporation shall, jointly and severally, indemnify, defend and hold harmless each person who is now, or has been at any time prior to the date of the Merger Agreement or who becomes prior to the Effective Time, an officer, director, employee or agent of InterTrust or any of its subsidiaries (collectively, the “Indemnified Parties”) against all losses, reasonable expenses (including reasonable attorneys’ fees), claims, damages, liabilities or amounts that are paid in settlement of, or otherwise in connection with, any threatened or actual claim, action, suit, proceeding or investigation (a “Claim”), based in whole or in part on or arising in whole or in part out of the fact that the Indemnified Party (or the person controlled by the Indemnified Party) is or was a director, officer, employee or agent of InterTrust or any of its subsidiaries and pertaining to any matter existing or arising out of actions or omissions occurring at or prior to the Effective Time including, without limitation, any Claim arising out of the Merger Agreement or any of the transactions contemplated by the Merger Agreement), whether asserted or claimed prior to, at or after the Effective Time, in each case to the fullest extent permitted under Delaware law, and shall pay any expenses, as incurred, in advance of the final disposition of any such action or proceeding to each Indemnified Party to the fullest extent permitted under Delaware law. Without limiting the foregoing, the Merger Agreement provides that in the event any such Claim is brought against any of the Indemnified Parties, (i) such Indemnified Parties may retain counsel (including local counsel) satisfactory to them and which shall be reasonably satisfactory to Parent and the Surviving Corporation and Parent and the Surviving Corporation shall pay, jointly and severally, all reasonable fees and expenses of such counsel for such Indemnified Parties; and (ii) Parent and the Surviving Corporation shall use all reasonable efforts to assist in the defense of any such Claim; provided, that, Parent and the Surviving Corporation will not be liable for any settlement effected without their prior written consent, which consent, however, will not be unreasonably withheld.

The Merger Agreement further provides that, Parent will maintain in effect, during the six-year period commencing as of the Effective Time, a policy of directors’ and officers’ liability insurance for the benefit of each of the Indemnified Parties providing coverage and containing terms no less advantageous to the Indemnified

Parties than the coverage and terms of InterTrust’s existing policy of directors’ and officers’ liability insurance. Parent shall not be required to pay a per annum premium in excess of 200% of the per annum premium that the Company currently pays for its existing policy of directors’ and officers’ liability insurance (it being understood that, if the premium required to be paid by Parent would exceed such amount, then the coverage of such policy shall be reduced to the maximum amount that may be obtained for a per annum premium of such 200% amount); provided, however, that, prior to the Effective Time, InterTrust may purchase such insurance on a prepaid noncancellable basis, so long as the premium is not in excess of 300% of the per annum premium that the Company currently pays for its existing policy of directors’ and officers’ liability insurance, in which case, Parent shall have no obligations to maintain such insurance.

Further Action.    The Merger Agreement provides that, subject to applicable law, each of the parties will use its reasonable efforts to take all actions reasonably necessary, proper or advisable to consummate and make effective the transactions contemplated by the Merger Agreement as soon as reasonably practicable.

Standstill Agreement.    The Merger Agreement provides that, effective immediately following the date of the Merger Agreement, InterTrust waives and releases the standstill and other similar restrictions in the confidentiality agreement between SCA and InterTrust.

Conditions of the Offer.    See “Certain Conditions of the Offer” of this Schedule 14D-9.

Conditions of the Merger.    The obligations of each party to complete the Merger are subject to the satisfaction of the following conditions:

•	if required by applicable law, approval by the stockholders of the Merger;

•
the absence of any preliminary or permanent injunction or other order or decree by any court or other governmental authority of competent jurisdiction prohibiting or preventing the consummation of the Merger or materially changing the terms or conditions of the Merger Agreement; and

•	the purchase by Purchaser of Shares pursuant to the Offer.

Termination.    The Merger Agreement may be terminated and the Merger abandoned at any time prior to the Effective Time (notwithstanding any approval of the Merger Agreement by the stockholders):

(a)	by mutual written consent of each of Parent and InterTrust,

(b)	by either Parent or InterTrust, if:

(i)
the Acceptance Date shall not have occurred on or before February 28, 2003 (the “Outside Date”); provided, that, if the Offer shall not have been consummated by such date and the required approvals have not been received under the antitrust or anticompetition laws or regulations of the European Union or any member state of the European Union, then the Outside Date shall be extended to June 30, 2003; provided, further, that neither party has the right to terminate the Merger Agreement if its own failure to fulfill any obligation under the Merger Agreement caused the failure of the Offer to be completed on or before such date; or

(ii)
a court of competent jurisdiction or a governmental authority, regulations or administrative agency or commission has issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the Offer, the Merger or the other transactions contemplated by the Merger Agreement, and such order, decree, ruling or other action has become final and nonappealable.

(c)	prior to the Acceptance Date, by InterTrust, if:

(i)
Parent or Purchaser has breached or failed to perform in any material respect any of the representations, warranties, covenants or agreements contained in the Merger Agreement, which breach or failure to perform is not capable of being cured on or prior to the Outside Date; or

(ii)
the Company Board provides written notice to Parent that InterTrust intends to enter into a binding written agreement for a Superior Proposal (with such termination becoming effective upon InterTrust entering into such binding written agreement); provided, however, that:

(A)	InterTrust has complied with the obligations described under “Alternative Proposals” above in all material respects;

(B)	InterTrust has attached the current version of such Superior Proposal (or a summary containing all the material terms and conditions of such Superior Proposal) to such notice;

(C)	Company Board determines in good faith (after consultation with its outside legal and financial advisors) that such action is consistent with the fiduciary duties of the Company Board;

(D)
Parent does not make, within eight days after receipt of InterTrust’s written notice, an offer that the Company Board has determined in good faith (after consultation with its outside legal and financial advisors) is as favorable to the stockholders as such Superior Proposal; provided, that, a separate five day period shall be applicable with respect to each subsequent notice of a Superior Proposal delivered to Parent; and

(E)	InterTrust pays the termination fee, described under “Termination Fees” below, concurrently with entering into such binding written agreement;

(d)	prior to the Acceptance Date, by Parent, if:

(i)
InterTrust has breached or failed to perform any of the representations, warranties, covenants or agreements contained in the Merger Agreement, such that related conditions to the Offer are not capable of being satisfied prior to the Outside Date; or

(ii) (A)	the Company Board has withdrawn or adversely modified its recommendations of the Offer, the Merger or the Merger Agreement (or determined to do so)

(B)	the Company Board has failed to include in the Schedule 14D-9 its recommendations of the Offer, the Merger or the Merger Agreement;

(C)	the Company Board shall have approved, endorsed or recommended any Alternative Proposal; or

(D)	InterTrust has breached or failed to perform in any material respect any of the covenants or agreements described under “Alternative Proposals” above.

Termination Fees.    InterTrust has agreed in the Merger Agreement to pay Parent a fee in immediately available funds equal to $16,000,000 plus up to $2,500,000 of Parent’s actual out-of-pocket costs and expenses incurred in connection with the Merger Agreement and the consummation and negotiation of the transactions contemplated by the Merger Agreement, if:

(a)	the Merger Agreement is terminated pursuant to clauses (c)(ii) or (d)(ii) under “Termination” above; or

(b)
(i) the Merger Agreement is terminated pursuant to clauses (b)(i) or (d)(i) (and such breach is an intentional breach of a covenant) under “Termination” above, (ii) an Alternative Proposal is publicly announced (or communicated to the Company Board) and not withdrawn before termination of the Merger Agreement and (iii) within nine months of such termination of the Merger Agreement, InterTrust enters into a definitive agreement with respect to, or completes, an Alternative Proposal.

Amendments; No Waivers.    The Merger Agreement may be amended by the parties thereto, by action taken by their respective Boards of Directors (other than an amendment to increase the merger consideration, which may be made by Parent without further approval by the Company), at any time before or after approval of matters presented in connection with the Merger by the stockholders of the Company, but after any such stockholder approval, no amendment shall be made which by law requires the further approval of stockholders without obtaining such further approval. After the stockholders approve the Merger Agreement, however, no amendment to the Merger Agreement will be made which by law requires further approval by the stockholders without such further approval.

Fees and Expenses.    Except as provided in “Termination Fees” above, all costs and expenses incurred in connection with the Merger Agreement will be paid by the party incurring such costs and expenses.

Certain Conditions to the Offer.    Notwithstanding any other terms of the Offer, Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the Commission, including Rule 14e-1(c) under the Exchange Act (relating to Purchaser’s obligation to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer), to pay for any Shares tendered pursuant to the Offer unless prior to the Expiration Date (i) the Minimum Condition has been satisfied, (ii) any waiting period (or extension thereof) under the HSR Act and any other requisite waiting periods (or extension thereof) under applicable European Union antitrust laws and regulations (including, without limitation, Council Regulation (EEC) No. 4069/89) and the applicable antitrust laws and regulations of member states of the European Union has expired or been terminated, and (iii) at any time on or after the date of the Merger Agreement and prior to the Expiration Date, none of the following conditions exists and is continuing (other than as a result of any action or inaction of Parent that constitutes a breach of the Merger Agreement):

(a)
the representations and warranties of InterTrust contained in the Merger Agreement and in any document delivered in connection with the Merger Agreement are not true and correct (without giving effect to any qualification as to “materiality” or “Company Material Adverse Effect” set forth in the Merger Agreement) both when made and at and as of the Expiration Date, as if made at and as of such time (except to the extent such representations and warranties speak of a specified earlier date, in which case such representations and warranties shall not be true and correct as of such date), except where the failure of such representations and warranties to be so true and correct (without giving effect to any qualification as to “materiality” or “Company Material Adverse Effect” set forth in the Merger Agreement) would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect;

(b)
InterTrust has not performed, in all material respects, all of its covenants and agreements contained in the Merger Agreement that are required to be performed by InterTrust at or prior to the Expiration Date;

(c)	from the date of the Merger Agreement through the Expiration Date, there has occurred any event that has had a Company Material Adverse Effect;

(d)
a preliminary or permanent injunction or other order or decree by any court or other Governmental Authority (as defined in the Merger Agreement) of competent jurisdiction prohibiting or preventing the consummation of the Offer or the Merger or materially changing the terms or conditions of the Merger Agreement has been issued and remains in effect;

(e)
all material consents, authorizations, orders and approvals of (or filings or registrations with) any governmental authority required in connection with the execution, delivery and performance of this Agreement that were identified in the Company Disclosure Schedule (as defined in the Merger Agreement), if any, have not been obtained or made, except for filings with the Secretary of State of the State of Delaware in connection with the effectiveness of the Merger and any other documents required to be filed at or after the Effective Time; or

(f)	the Merger Agreement shall have been terminated in accordance with its terms.

The above conditions are for the benefit of Parent and Purchaser and may, subject to the terms of the Merger Agreement, be waived by Parent and Purchaser in whole or in part at any time and from time to time in their reasonable discretion, except that Parent and Purchaser shall not waive the Minimum Condition without the consent of InterTrust. The failure by Parent and Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

Stockholder Tender and Support Agreements.    As a condition and inducement to Parent’s and Purchaser’s entering into the Merger Agreement, all of the members of the Company Board, including Mr. Victor Shear, founder and Chairman of the Board of Directors of InterTrust, and Mr. David Lockwood, Executive Vice Chairman of the Board of Directors, Chief Executive Officer and President of InterTrust (each, a “Supporting Stockholder”), who, in the aggregate, hold approximately 20% of the outstanding shares of Common Stock, have entered into Stockholder Tender and Support Agreements, each dated as of November 13, 2002 (the “Stockholder Agreements”).

The following is a summary of certain material provisions of the Stockholder Agreements. The summary does not purport to be complete and is qualified in its entirety by reference to the complete text of the form of Stockholder Agreement, a copy of which is filed as Exhibit 5 hereto and incorporated herein by reference.

Pursuant to the Stockholder Agreements, each Supporting Stockholder has agreed to tender (and not withdraw) all of his Shares into the Offer no later than the tenth business day following commencement of the Offer. Each Supporting Stockholder has also agreed to vote his Shares (i) in favor of the approval and adoption of the Merger Agreement and the approval of the Merger and the transactions contemplated thereby, (ii) in favor of any matter that would reasonably be expected to facilitate the Merger, (iii) against any action or agreement that is reasonably likely to result in a breach, in any material respect, of any covenant, representation or warranty or any other obligation of InterTrust under the Merger Agreement and (iv) against (A) any Alternative Proposal and (B) certain actions that would materially impede, interfere with, delay, postpone or adversely affect the Merger and the transactions contemplated by the Merger Agreement.

Pursuant to the Stockholder Agreements, the Supporting Stockholders irrevocably granted to, and appointed Parent and any designee of Parent, their proxy and attorney-in-fact (with full power of substitution) during the term of the applicable Stockholder Agreement, to vote their Shares, or grant a consent with respect to such Shares, at any annual, special or other meeting of the stockholders of InterTrust called for such purpose, (i) in favor of the approval and adoption of the Merger Agreement and the approval of the Merger and the transactions contemplated thereby, (ii) in favor of any matter that would reasonably be expected to facilitate the Merger, (iii) against any action or agreement that is reasonably likely to result in a breach, in any material respect, of any covenant, representation or warranty or any other obligation of InterTrust under the Merger Agreement and (iv) against (A) any Alternative Proposal and (B) certain actions that would materially impede, interfere with, delay, postpone or adversely affect the Merger and the transactions contemplated by the Merger Agreement.

Pursuant to the Stockholder Agreements, each Supporting Stockholder has agreed not to, and agreed to direct and cause its affiliates, agents and representatives not to, (i) directly or indirectly, initiate, solicit, or in any way encourage any inquiries or the making, implementation or announcement of any Alternative Proposal, (ii) directly or indirectly, engage in any negotiations concerning, provide any confidential information or data to or otherwise have any discussions with any person relating to, any proposal that constitutes, or would reasonably be expected to lead to, an Alternative Proposal, or otherwise facilitate any effort or attempt to make, implement or announce any proposal that constitutes, or would reasonably be expected to lead to, an Alternative Proposal and (iii) enter into any letter of intent, agreement or understanding with any Person other than Parent or Purchaser with the intent to effect any Alternative Proposal.

Each Supporting Stockholder has further agreed pursuant to the Stockholder Agreements not to (i) sell or otherwise transfer any of his Shares, or request that the Company register the transfer of any certificates representing his Shares, (ii) grant any proxies or powers of attorney with respect to any of his Shares, (iii) enter into any agreement or arrangement providing for the actions described in (i) or (ii) above or (iv) take any action that would reasonably be expected to prevent the Supporting Stockholder from performing his obligations under the Stockholder Agreement. Notwithstanding the above, each Supporting Stockholder may transfer a limited number of his Shares after February 28, 2003, if Purchaser has not accepted any Shares for payment by that time.

The Stockholder Agreements terminate upon the earlier of (i) the date of the termination of the Merger Agreement in accordance with its terms and (ii) the Effective Time. Each Supporting Stockholder also has the right to terminate his Stockholder Agreement after June 30, 2003 upon the occurrence of certain events.

The Company entered into Stockholder Agreements with David C. Chance, Satish K. Gupta, Curtis A. Hossler, Lester Hochberg, David Lockwood, Timo Ruikk, Victor Shear and Robert R. Walker.

License Agreements.    The following is a summary of certain material provisions of license agreements between (i) the Company and Philips and (ii) the Company and Sony Corporation, the parent corporation of SCA (“Sony”). The summary does not purport to be complete and is qualified in its entirety by reference to the license agreements, copies of which are filed as Exhibits 9 through 12 hereto and incorporated herein by reference.

Patent License Agreement with Sony Corporation.    On May 20, 2002, the Company entered into a Patent License Agreement (the “Sony License Agreement”) with Sony. Under this agreement, the Company granted to Sony a nonexclusive, nontransferable and worldwide license under the Company’s patents to make, use and sell certain products and provide certain services in the Consumer Media Field (as defined in the Sony License Agreement). Sony paid to the Company an upfront fee of $28,500,000 for this license.

Additionally, upon the election by Sony (or by a third party offering Sony product-based services) and subject to conditions set forth in the Sony License Agreement, the Company agreed to grant Sony one or more additional licenses to provide certain DRM commercial services in the Consumer Media Field in exchange for ongoing royalty payments. As described in the section entitled “Amendment to Sony License Agreement” below, the royalty payment provisions of the Sony License Agreement are no longer in effect.

The Sony License Agreement further provides that if Sony, or a company with which Sony has a patent cross-license of a scope specified in the agreement, acquires the Company in a manner set forth in the agreement within six months from the effective date of the agreement, the agreement will terminate and $20,000,000 of the upfront fee will be refunded to Sony. The Sony License Agreement otherwise continues until the last to expire of the licensed patents, subject to the right of either party to terminate early in the event that:

•	the other party fails to cure a material breach of its obligations under the agreement within 90 days after receiving notice of the breach; or

•	the other party becomes insolvent, declares actual or pending insolvency, is subject to a petition in bankruptcy, or makes an assignment for the benefit of its creditors.

Amendment to Sony License Agreement.    On November 13, 2002, the Company entered into an Amendment to the Sony License Agreement (the “Sony License Amendment”) with Sony. The Company agreed, among other things, to expand the scope of the licenses under the Sony License Agreement to cover all fields (not just the Consumer Media Field), to include additional products and services in the definition of licensed products and services, and to terminate Sony’s royalty obligations under the Sony License Agreement. Sony in turn agreed to pay the Company a non-refundable payment of $6,000,000 within 30 days of the execution date.

Commencing nine months after November 13, 2002, and lasting for six months thereafter, provided that neither the Company nor its affiliates (as defined in the Sony License Amendment) are marketing commercial products or services other than DRM reference designs or technology, or licensing patents other than DRM patents, the Company may elect to terminate the Sony License Amendment by paying Sony $6,000,000.

Foundation Patent License Agreement with Philips.    On November 13, 2002, the Company entered into a Foundation Patent License Agreement (the “Philips License Agreement”) with Philips. The terms of the Philips

License Agreement are substantially the same as the terms of the Sony License Agreement, except that the upfront fee payable to the Company is $11,500,000.

Amendment to Philips License Agreement.    Also on November 13, 2002, the Company entered into an Amendment to Foundation Patent License Agreement (the “Philips License Amendment”) with Philips. The terms of the Philips License Amendment are substantially the same as the terms of the Sony License Amendment, except that the non-refundable fee payable to the Company, and similarly the amount payable to Philips in the event the Company elects to terminate the Philips License Amendment, is $1,000,000.

Letter of Support.    The following is a summary of certain material provisions of a letter of support, dated November 13, 2002, executed by SCA, Philips and the Company (the “Letter of Support”). This summary does not purport to be complete and is qualified in its entirety by reference to the complete text of the Letter of Support, a copy of which is filed as Exhibit 14 hereto, and incorporated herein by reference.

As a primary inducement for the Company’s execution of the Merger Agreement, SCA and Philips jointly agreed, pursuant to a letter of support dated November 13, 2002 (the “Letter of Support”), to:

•	cause Parent and Purchaser to satisfy each and every one of their respective obligations and commitments under the Merger Agreement in all respects;

•
in the event of any failure of Parent or Purchaser to so satisfy such obligations and commitments in accordance with the Merger Agreement, SCA and Philips jointly and severally agree to satisfy directly, to the extent of such failure, such obligations and commitments to the full extent provided in the Merger Agreement, within two business days of such notice;

•
in the event of a failure of Parent and/or Purchaser to satisfy its obligations and commitments under the Merger Agreement, the Company will not be required to exhaust its remedies against Parent and/or Purchaser, as the case may be, prior to enforcing its rights under the Letter of Support.

Item 4:    The Solicitation or Recommendation.

Recommendation of InterTrust’s Board of Directors.

At a meeting on November 12, 2002, the Board of Directors unanimously determined that the terms of the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to, and in the best interests of, InterTrust and the stockholders of InterTrust; approved the Merger Agreement, and the transactions contemplated thereby, including the Stockholder Agreements, the Offer and the Merger; and recommended that the stockholders of InterTrust accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

Background of the Offer.

On January 31, 2002, the Company announced that it had retained Allen & Company LLC (“Allen & Co.”), an investment bank specializing in the technology and information industries, to advise the Company on strategic alternatives to most effectively capitalize on its assets. The Company’s retention of Allen & Co. followed a year-long process during which the Company internally examined its business strategy of marketing DRM products, engaged in significant restructurings to reduce the Company’s operating costs and considered the potential licensing of its patent portfolio independently from licenses of the Company’s products.

Prior to the Company’s retention of Allen & Co., InterTrust had been engaged in discussions with one company regarding a potential licensing of InterTrust’s patent portfolio. These discussions eventually evolved into a preliminary exploration of a potential business combination with InterTrust. In the months following Allen & Co.’s retention, representatives of InterTrust engaged in further discussions regarding a potential business combination with this company, which included extensive due diligence of InterTrust’s patent portfolio, patent-pending technologies and other business and financial information. This potential strategic partner ultimately communicated to InterTrust that it was not interested in further pursuing a potential licensing arrangement or strategic business combination with the Company.

Also in January 2002, representatives of InterTrust were approached by, and met with, representatives of SCA regarding a potential patent licensing arrangement. The parties discussed, among other things, SCA’s plans to promote a non-discriminatory DRM patent licensing program, which would make key DRM intellectual property rights more widely available on a fair and reasonable basis in order to accelerate the creation of digital content distribution businesses.

During the January meeting, the parties discussed InterTrust’s potential interest in participating in the licensing program. Representatives of InterTrust raised the possibility of a license arrangement involving SCA and its affiliates, on the one hand, and InterTrust, on the other hand, that would enable SCA and its affiliates to use InterTrust’s DRM intellectual property in their products. Also at this meeting, the parties discussed a range of other alternatives, including a minority investment by SCA and its affiliates in InterTrust.

In conjunction with its ensuing discussions with InterTrust regarding a patent license and the establishment of a patent licensing program, SCA also considered an acquisition of InterTrust, possibly with one or more partners, as a means of acquiring rights to use the DRM intellectual property in a patent licensing program. These discussions concluded with SCA indicating to InterTrust that it would be in a position to engage in further discussions with the Company over the next few months.

In February 2002, the Company’s senior management, in consultation with Allen & Co., developed a list of companies that were believed to be most likely to have an interest in a possible strategic transaction with the Company, whether in the form of a strategic licensing arrangement or a business combination involving the Company.

On March 27, 2002, the Company’s Board of Directors formed a special committee of directors (the “Special Committee”) to enable the Board of Directors to more actively monitor and assist in the strategic review process and to direct Allen & Co.’s activities pursuant to its engagement by InterTrust.

On April 8, 2002, the Special Committee held its first meeting. At this meeting, Allen & Co., presented an overview of the Company’s strategic alternatives, including a discussion of potential strategic partners identified by the Company’s management and Allen & Co., as well as an analysis of recent acquisition transactions that could be comparable to a strategic business combination involving the Company. Also at this meeting, the Company’s special counsel, Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden Arps”), reviewed the fiduciary duties of the Special Committee under applicable law. The Special Committee authorized InterTrust management, together with Allen & Co., to contact potential strategic partners identified by the Company’s management and Allen & Co. and to engage in discussions with any other potential strategic partner who communicated an interest in a possible transaction with the Company.

Between March and July, 2002, Allen & Co. engaged in discussions with 14 potential strategic partners to determine their level of interest, if any, in a strategic licensing arrangement or business combination with InterTrust. The Company eventually entered into confidentiality agreements with six potential strategic partners, including SCA and Philips. In addition to the company with whom InterTrust began discussions prior to Allen & Co.’s engagement, three of the potential partners, including SCA and Philips, conducted due diligence reviews of the Company in connection with a possible strategic business combination.

While Allen & Co. pursued these alternatives on behalf of InterTrust, InterTrust continued to engage in discussions and the exchange of information with SCA regarding a possible licensing arrangement and, through April 2002, InterTrust and SCA engaged in discussions and negotiations regarding the terms of a DRM patent license agreement.

During the negotiation of the Sony License Agreement, representatives of SCA and InterTrust discussed a possible strategic business combination between SCA and InterTrust. On April 25, 2002, representatives of InterTrust met with representatives of SCA to continue to discuss a proposed term for the proposed DRM patent license agreement. At that time, SCA informed InterTrust that an acquisition of InterTrust was one of several alternatives that SCA was considering, in addition to entering into a DRM patent license agreement with InterTrust, as a means of establishing a patent licensing program.

On May 9, 2002, concurrent with the announcement of its first quarter financial results, as a part of its continuing effort to enhance stockholder value, the Company announced that it would narrow its business focus to licensing intellectual property and further restructure its operations by reducing its workforce by 70% to approximately 35 full-time employees by June 30.

Shortly following the announcement of the shift in business focus, on May 20, 2002, InterTrust and Sony entered into the Sony License Agreement further described in Item 3 above. Following the execution of the Sony License Agreement, SCA began an extensive due diligence review of financial and business information relating to the Company pursuant to a confidentiality agreement entered into on May 16, 2002.

Also in May 2002, representatives of Philips responded to the initial contact made by Allen & Co. soliciting Philips’ interest in a potential strategic transaction with the Company. Representatives of InterTrust first met with representatives of Philips in May, when Philips sent its representatives to conduct preliminary due diligence on the Company’s patent portfolio. This initial meeting led to a second meeting on June 10, 2002 at the Company’s executive offices to discuss potential transactions ranging from a licensing arrangement to a strategic business combination. Soon thereafter, Philips communicated to InterTrust that it was interested in pursuing a possible business combination with the Company. In order to facilitate further discussions, on July 7, 2002, Philips and InterTrust entered into a confidentiality agreement and Philips began its due diligence review of the Company. Subsequently, the board of directors of Philips authorized its officers to continue to explore various transaction alternatives with InterTrust regarding the DRM intellectual property.

On June 4 and June 5, 2002, representatives of SCA met with Mr. Lockwood and other representatives of InterTrust at InterTrust’s headquarters in California to discuss the possible establishment of non-discriminatory DRM patent licensing program. In early July 2002, Mr. Lockwood met with representatives of SCA at the Allen & Co. annual summer conference in Sun Valley, Idaho to explore further the possibility of an acquisition of InterTrust by SCA. In addition, SCA approached certain third parties and was approached by other third parties concerning a potential joint acquisition of InterTrust. Philips was one of these parties. Some of these potential joint acquisition partners, which had been contemplating a potential acquisition of InterTrust independently, indicated an interest in SCA’s idea for a multi-party acquisition of InterTrust and the subsequent operation of a DRM patent licensing program.

On August 28, 2002, at Philips’ invitation, representatives of Philips and SCA met in Amsterdam for preliminary discussions in which the Philips representatives indicated that Philips would be interested in pursuing an acquisition of InterTrust with SCA and subsequent operation of a DRM patent licensing program.

During September 2002, SCA and Philips discussed on several occasions the proposed structure, valuation and strategy for the acquisition of InterTrust. Also at this time, members of the SCA and Philips management teams exploring the potential transaction reported to their respective senior managements and boards of directors on the status of discussions with InterTrust regarding the joint acquisition and each obtained authorization to proceed with such discussions, as well as separate discussions relating to patent licensing arrangements with InterTrust. Representatives of Philips and InterTrust discussed the possibility of a proposal by Philips and SCA and the sharing of due diligence, and on September 30, 2002, SCA, Philips and InterTrust entered into the Confidentiality Rider, which amended the terms of the SCA Confidentiality Agreement and Philips Confidentiality Agreement to allow SCA and Philips to share with one another the results of their respective past and ongoing due diligence reviews of InterTrust.

During the discussions between SCA and Philips that ensued, the parties agreed to pursue discussions with InterTrust on a dual track basis, that is, to pursue an acquisition of InterTrust, on the one hand, and to independently pursue satisfactory patent license arrangements with InterTrust, on the other hand.

Between late September and early October 2002, SCA and Philips indicated to InterTrust that they might have an interest in pursuing an acquisition of InterTrust. SCA and Philips also separately discussed their interest in presenting InterTrust with a proposal for the acquisition of InterTrust by a company to be formed by SCA, Philips and other investors. During this time, SCA and Philips also continued to discuss the terms of any proposal to InterTrust with respect to an acquisition.

In late October 2002, SCA and Philips received the necessary internal approvals to proceed with the proposed transaction and, thereafter, SCA and Philips contacted InterTrust to confirm that both companies were interested in proceeding with discussions concerning a potential business combination with InterTrust. Representatives of InterTrust indicated that the Company would welcome the formulation of a joint proposal by SCA and Philips. During October, SCA and Philips conducted joint due diligence at InterTrust’s headquarters, including legal due diligence performed by Brobeck, Phleger & Harrison LLP (“Brobeck”), counsel to Philips and co-counsel to SCA and Parent.

None of the prospective strategic partners identified by InterTrust and Allen & Co., other than SCA and Philips in their joint proposal, ever submitted a proposal related to a potential acquisition or comparable strategic transaction involving InterTrust that specified an offer price.

On November 4, 2002, representatives of InterTrust met with representatives of SCA and Philips, together, at SCA’s headquarters in New York City. At this meeting, representatives of SCA and Philips explained that each was interested in first entering into a non-exclusive patent licensing arrangement (in the case of SCA, an amendment expanding the scope of the Sony License Agreement), whether or not an acquisition transaction was ultimately agreed upon by the parties. SCA and Philips indicated that, upon completion of such discussions, SCA and Philips would be interested in making a proposal on behalf of a company to be formed by them and other investors to acquire all of the outstanding shares of InterTrust common stock for cash. Representatives of InterTrust responded at this meeting that the Company was prepared to negotiate the terms of a non-exclusive patent license agreement with each of Sony and Philips, but that InterTrust would not be prepared to execute these licenses without concurrently agreeing on the terms of a business combination.

During the afternoon of November 4 and on November 5, 2002, representatives of InterTrust met with representatives of SCA at its headquarters in New York City to discuss the terms of an amendment to the Sony License Agreement which would eliminate the field of use limitations in the original Sony License Agreement and the obligation to pay ongoing royalties with respect to any services or content using the licensed patents. The terms of the license, as amended, would continue to be non-exclusive.

On November 6, 2002, representatives of InterTrust met with representatives of Philips at Philips’ headquarters in New York City to discuss the terms of a patent license agreement that would be substantially identical to the original Sony License Agreement as contemplated to be amended.

On the morning of November 8, 2002, Dewey Ballantine LLP (“Dewey Ballantine”), counsel to SCA and co-counsel to Philips and Parent, and Brobeck, provided initial drafts of the Merger Agreement and form of the Stockholder Agreements to Skadden Arps. Dewey Ballantine and Brobeck also delivered to Skadden Arps a draft exclusive negotiation letter among SCA, Philips and InterTrust which would obligate InterTrust to negotiate exclusively with SCA and Philips with respect to an acquisition transaction, such as a merger, for a limited period of time. During the evening of November 8, 2002, representatives of InterTrust and Allen & Co. met with representatives of SCA and Philips to discuss the terms of a possible strategic business combination. At this time, SCA and Philips indicated that they had been authorized by their respective boards of directors to propose between $3.50 and $3.75 for each outstanding share of InterTrust Common Stock and that they were offering

$3.75 per Share in cash to stockholders in a one-step merger transaction. The SCA and Philips representatives explained that $3.75 per Share proposal represented a premium of 80% over the price at which the Shares were trading immediately prior to the execution of the original Sony License Agreement four months earlier.

On November 9, 2002, the Company Board held a special meeting to discuss the offer of $3.75 per Share, other terms and conditions relating to the proposed acquisition, as well as the terms of the proposed amendment to the Sony License Agreement and the possible license agreement with Philips. During the meeting of the Board of Directors, Lester Hochberg, as Chairman of the Special Committee, updated the Company Board on the discussions to date with SCA and Philips; representatives of management updated the Company Board on a recent meeting with Microsoft and discussions with Microsoft to date; Allen & Co. provided its preliminary assessment of the offer and reviewed for the Company Board the discussions it had with potential strategic partners in the preceding 10 months, the outcome of those discussions to date and the fact that the only definitive proposal resulting from those discussions was the proposal that led to the Merger Agreement; and a representative of Skadden Arps advised the Company Board of its legal obligations and fiduciary duties in the context of the proposed transaction and provided a preliminary review of key transaction terms.

Following discussion, the Company Board authorized the team negotiating on behalf of InterTrust to negotiate an acquisition transaction as proposed by SCA and Philips, subject to further Board approval of definitive terms and conditions, but at a price no less than $4.50 per Share. In order to facilitate focused discussions with SCA and Philips, the Board of Directors also approved the Exclusivity Agreement that had been sought by SCA and Philips. The agreement was executed on the evening of November 10, 2002 and provided that, from that time until 5:00 p.m., Eastern Standard Time on November 14, 2002, the Company would not, among other things, pursue negotiations or solicit interest with respect to a potential transaction with any party other than Parent, the joint venture that had been formed by Philips and SCA.

On the evening of November 9, 2002, following the meeting of the Board of Directors of InterTrust, representatives of InterTrust met with representatives of SCA and Philips at the offices of Dewey Ballantine in New York. In accordance with their directions from the Board of Directors, the representatives of InterTrust indicated that while the Board of Directors might be prepared to endorse a transaction at $3.75 per Share without the licensing arrangements, the non-solicitation provisions and termination fees that were being proposed by SCA and Philips, it could not endorse a transaction with these arrangements in place at that price level. The representatives of InterTrust communicated that, with those arrangements in place, the Board of Directors would require a price of no less than $4.50, subject to further negotiation of non-price deal terms and approval of the Company Board.

After further discussions and negotiation of non-price deal terms (which included a reduction in the amount of the termination fee sought by SCA and Philips and the modification of certain conditions to closing sought by SCA and Philips), representatives of SCA and Philips stated that they would agree to seek internal authorization within their respective companies of a transaction based on an offer price of $4.25 per Share if the representatives of InterTrust would agree to seek similar authorization from the Board of Directors of InterTrust. In light of progress achieved in these discussions, the representatives of InterTrust agreed to contact the other members of the Company Board concerning the proposal.

On the morning of November 10, 2002, representatives of SCA and Philips indicated that each of them had secured internal approvals to negotiate a transaction at a price of $4.25 per Share. Representatives of InterTrust stated that, although no formal board meeting had been held, most of the Company’s directors had been contacted and were prepared to endorse a transaction at $4.25 per Share, subject to Company Board approval and to the negotiation of, and agreement on, non-price terms and definitive documentation. The representatives of InterTrust indicated however their strong preference for a transaction effected through a tender offer followed by a merger in order to expedite the receipt of the Share Price by Stockholders. After weighing the advantages and disadvantages of a tender offer, representatives of SCA and Philips agreed to restructure the proposed transaction to provide for a tender offer structure. Representatives of Dewey Ballantine and Brobeck revised the draft Merger

Agreement and the form of Stockholder Agreements during the course of that day to reflect the new transaction structure and delivered revised drafts of the Merger Agreement and Stockholder Agreements to InterTrust and Skadden Arps that evening.

During the course of the day, the parties and their respective legal advisors negotiated the major issues raised by the draft Merger Agreement and Stockholder Agreements.

Between November 10 through November 12, the parties continued negotiations on the terms and conditions of the definitive agreements. The Board of Directors of InterTrust met on the evening of November 10 and again on the evening of November 11 to discuss the status of negotiations with SCA and Philips. In both meetings, a representative of Skadden Arps provided an update on the status of negotiations and described the principal open issues, and members of management discussed the status of negotiations with respect to the licensing arrangements and issues that remained to be negotiated with respect to them. The Board of Directors discussed a number of open issues and provided guidance and direction to counsel and management with respect to negotiating the open issues.

The Board of Directors of InterTrust again met during the evening of November 12. At this meeting, members of management described the terms of the license arrangements that had been negotiated, a representative of Skadden Arps updated the Board on the status of open issues, their proposed final resolution and provided a summary of the terms of the definitive documentation for the proposed transaction, a representative of Allen & Co. provided an analysis of the transaction and delivered orally its opinion (later confirmed in writing) that the consideration to be received by the holders of InterTrust common stock pursuant to the Offer and subsequent Merger is fair from a financial point of view to InterTrust’s stockholders (other than Parent and its affiliates). A copy of the written opinion of Allen & Co. is attached to this Schedule 14D-9 as Schedule I. Following discussion, the Company Board determined that the terms of the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of Intertrust and its stockholders, approved the Merger Agreement, and the transactions contemplated thereby, including the Stockholder Agreement, the Offer and Merger and recommended that the stockholders accept the Offer and tender their Shares pursuant to the Offer.

During the early morning of November 13, 2002, the Company, Parent and Purchaser executed and delivered the Merger Agreement, and Parent, Purchaser and the Supporting Stockholders entered into the Stockholder Agreements. In addition, the Company and Sony executed the amendment to the Sony License Agreement, and the Company and Philips executed the Philips License Agreement and the Philips License Amendment.

On the morning of November 13, 2002, prior to the opening of the market, the Company issued a press release announcing the execution of the Merger Agreement. A copy of that press release is filed as Exhibit 15 to this Schedule 14D-9.

Parent and Purchaser commenced the Offer on November 22, 2002.

Reasons for the Recommendation of the Company’s Board of Directors.

Factors Considered by the Board of Directors.    In approving the Merger Agreement and the transactions contemplated thereby, and recommending that all holders of Shares accept the Offer and tender their Shares pursuant to the Offer, the InterTrust Board of Directors consulted with the Company’s senior management and its legal and financial advisors and considered a number of factors including, but not limited to, the following:

•
Premium.    The Board considered the fact that the proposed offer price per Share represents: (1) a premium of approximately 28.9% over the $3.30 average closing price of the Shares on the Nasdaq during the week ended November 11, 2002, the last full trading week preceding the public announcement of the execution of the Merger Agreement; and (2) a premium of approximately 43.6% over the $2.95 average closing price of the Shares on the Nasdaq during the three months ended November 11, 2002, the three month period preceding the public announcement of the execution of the Merger Agreement.

•
Terms of Merger Agreement.    The Board considered the general terms and conditions of the Merger Agreement, and, with the assistance of legal counsel, considered in detail several specific provisions of the Merger Agreement, including: (i) the definition of Company Material Adverse Change; (ii) the circumstances under which the Purchaser is required to extend the Offer; (iii) the ability of the Company to engage in any negotiations concerning, provide any confidential information or data to, and otherwise have any discussions with, any person relating to the Alternative Proposal under certain circumstances; (iv) the ability of the Company to terminate the Merger Agreement in the exercise of its fiduciary duties and under specified conditions and upon the payment of a termination fee, having recognized that such fees could have the effect of impeding other offers, but believing such fees to be within the range of reasonable termination fees provided for in comparable transactions and not to be a significant deterrent to competing offers; and (v) the limited ability of Parent and Purchaser to terminate the Offer or the Merger Agreement.

•
Terms of the Licensing Arrangements.    The Board considered whether the terms of the licensing arrangements with Sony and Philips would have an effect of impeding competing offers for the Company and whether the financial terms of the arrangements represented fair value for the Company with respect to those arrangements. With the assistance of its legal and financial advisors, the Company Board concluded that, in the totality of the acquisition transaction, the licensing arrangements were within a range of values that were fair to the Company and represented reasonable commercial terms, and while there was some risk that the licensing arrangements could be seen by other interested parties as an impediment to a competing transaction, the non-exclusive licensing arrangements would not preclude another party from making a bid for the Company. The Board also considered that Sony and Philips had made it clear at the outset of negotiations that they had no interest in pursuing an acquisition transaction without having the licensing arrangements in place.

•
Lack of Financing Condition.    The Board considered the fact that Parent’s and Purchaser’s obligations under the Offer are not subject to any financing condition, and the representation of Parent and Purchaser that they have sufficient funds available to them to consummate the Offer and the Merger.

•
The Opportunities and Challenges Facing the Company and the Uncertainties Surrounding the Company’s Ability to Achieve Business Successes.    The Board considered the opportunities and challenges facing the Company, as well as the uncertainties surrounding the Company’s ability to execute successfully on its business plans. Specifically, the Board considered the opportunities resulting from, among other things, the possible successful licensing of the Company’s intellectual property to additional consumer electronics companies, enterprise hardware and software companies and others in the DRM value chain, the possible successful implementation of license agreements covering the Company’s intellectual property providing for significant up-front payments and back-end royalties, and the possible successful resolution of the Company’s litigation with Microsoft. The Board also considered the challenges and risks to the Company’s achieving these successes, including, among others: the Company’s need to expand significantly the base of third parties licensing the Company’s intellectual property; the lack of visibility of the pipeline for potential licensing transactions involving the Company’s intellectual property; potential delays in the market adoption of DRM-enabled technology over the next 5 to 10 years; the untested nature of the back-end royalty model for license agreements covering services and distributed content; the potential adoption of technologies that circumvent the Company’s intellectual property; the ongoing need to successfully defend the Company’s intellectual property portfolio from infringement; the risk associated with resolving the Microsoft litigation, including the risk that the Company’s patents or claims could be rejected or narrowed by the Court; the risk of meeting market expectations regarding the pace of signing new licensing agreements covering the Company’s intellectual property; and the limited coverage of the Company’s common stock by Wall Street broker-dealers.

•
Alternatives.    The Board considered the history and progress of the discussions of the Company and Allen & Co. with other potential strategic partners, none of which submitted a proposal related to a potential acquisition or other comparable transaction involving InterTrust that specified an offer price.

•
Arms-Length Negotiations.    The Board considered the extensive arms-length negotiations between the Company, SCA and Philips, leading to the belief of the Company Board that $4.25 per Share represented the highest possible price per Share that reasonably could be expected to be received from SCA and Philips.

•
Timing.    The Board considered the fact that the Offer and the Merger provide for a prompt cash tender offer for all Shares to be followed by a Merger for the same consideration, thereby enabling the Company’s stockholders to obtain the benefits of the transaction in exchange for their Shares at the earliest possible time.

•
Letter of Support.    The Board considered the fact that Sony and Philips have executed the Letter of Support pursuant to which each has jointly and severally agreed to cause Parent and Purchaser to satisfy their respective obligations and commitments under the Merger Agreement, including, but not limited to, payment of the Offer Price in accordance with the terms of the Merger Agreement and the Offer.

•
Opinion of Financial Advisor.    The Board considered the opinion of Allen & Co., attached as Schedule I to this Schedule 14D-9, that, as of the date of such opinion, and subject to certain matters stated in the opinion, the consideration to be received by the holders of InterTrust common stock in the Merger and the Offer was fair, from a financial point of view, to such holders (other than Parent and its affiliates).

•
Political and Economic Uncertainty.    The Board considered the economic and political uncertainty created, in part, by the September 11, 2001 terrorist attacks on the United States and the threat of future attacks and the potential impact of such uncertainty on the stock market generally and Company’s stock price in particular.

•
Risk of Unfavorable Proposal.    The Board considered the potential risks of a deterioration of InterTrust’s stock price and the consequent risk that future acquisition proposals, if any, may be on terms significantly less favorable to the Company and its stockholders.

The foregoing discussion of information and factors considered and given weight by the Company Board is not intended to be exhaustive. In view of the variety of factors considered in connection with its evaluation of the Offer and the subsequent Merger, the Company Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendations. In addition, individual members of the Company Board may have given different weights to different factors.

Opinion of InterTrust’s Financial Advisor.    The Company Board retained Allen & Co. to act as InterTrust’s financial advisor in connection with a review and analysis of InterTrust’s potential strategic alternatives, including the Offer and Merger. As part of the engagement, Allen & Co. was requested to consider whether the cash consideration to be received by the holders of Common Stock in the Offer and subsequent Merger was fair, from a financial point of view, to such stockholders (other than Parent and its affiliates). At a meeting of the Company Board held on November 13, 2002, Allen & Co. delivered its oral opinion, subsequently confirmed in writing, to the effect that, as of November 13, 2002, the consideration to be received by the holders of Common Stock in the Offer and subsequent Merger is fair, from a financial point of view, to such stockholders (other than Parent and its affiliates).

The full text of Allen & Co.’s written opinion is attached as Schedule I to this Schedule 14D-9, and describes the assumptions made, matters considered and limits on the review undertaken. The description of Allen & Co.’s opinion contained in this document should be reviewed together with the full text of the written opinion, which you are urged to read carefully in its entirety. The summary of the opinion of Allen & Co. set forth in this document is qualified in its entirety by reference to the full text of Allen & Co.’s written opinion.

Allen & Co.’s opinion is for the benefit of the Company Board of Directors and its opinion was rendered to the Company Board solely in connection with its consideration of the Offer and subsequent Merger. Allen & Co.’s opinion is not intended to, and does not, constitute a recommendation to any holder of Common Stock as to whether such holder should tender such Shares of Common Stock in the Offer or should vote to approve any matter related to the Merger. Allen & Co.’s opinion does not address the relative merits of the Offer and subsequent Merger regarding to any alternative business transaction that might be available to InterTrust, or InterTrust’s underlying decision to pursue the Offer and subsequent Merger.

In arriving at its opinion, Allen & Co., among other things:

(i)
reviewed the financial terms and conditions of a draft of the merger agreement, dated November 12, 2002, and certain related documents (which prior to the delivery of Allen & Co.’s opinion had not been executed by the parties thereto);

(ii)	analyzed certain publicly available historical business and financial information relating to InterTrust, as presented in documents filed by InterTrust with the Commission;

(iii)
reviewed various forecast and budgeted financial and operating data for InterTrust for the fiscal years ending December 31, 2002 through 2007, as provided to Allen & Co. by the management of InterTrust;

(iv)
held discussions with members of the senior management of InterTrust with respect to the business prospects and financial condition of InterTrust, including management’s view of InterTrust’s pipeline of potential intellectual property, or IP, licensing transactions;

(v)	reviewed the general trends in the DRM and the IP licensing industries;

(vi)	reviewed the historical stock prices and trading volumes of the Common Stock;

(vii)
compared the financial performance of InterTrust and the historical prices and trading activity of InterTrust common stock with that of certain other companies in the IP licensing and the Internet security software industries which Allen & Co. believed to be generally comparable to the businesses of InterTrust;

(viii)
reviewed the financial terms, to the extent publicly available, of certain business combinations and asset sales and acquisitions which Allen & Co. believed to be generally comparable to the Offer and subsequent Merger, including recent sales of DRM patent portfolios; and

(ix)	considered such other factors and performed such other analyses as Allen & Co. deemed appropriate.

In rendering its opinion, Allen & Co. assumed and relied upon the accuracy and completeness of the financial and other information that was available to Allen & Co. from public sources, that was provided to Allen & Co. by InterTrust or its representatives, or that was otherwise reviewed by Allen & Co. Allen & Co. did not assume any responsibility for, and did not conduct, any independent verification of such information or any independent valuation or appraisal of any of the assets of Parent or InterTrust, or concerning the fair value of Parent or its affiliates or the solvency of Parent, InterTrust or any of their respective affiliates. With respect to the financial forecasts referred to above, Allen & Co. assumed that they were reasonably prepared on a basis reflecting the best then-currently available estimates and judgments of the management of InterTrust as to the future financial performance of InterTrust and that such financial information was materially complete. Allen & Co. assumed no responsibility for, and expressed no view as to, such forecasts or the assumptions on which they were based. Further, Allen & Co.’s opinion was necessarily based on economic, monetary, market and other conditions as in effect on the date of its opinion, and the information made available to Allen & Co. as of the date of its opinion. In rendering its opinion, Allen & Co. did not opine as to the prices at which shares of InterTrust common stock will trade prior to the consummation of the Offer and subsequent Merger.

In rendering its opinion, Allen & Co. assumed that the Offer and subsequent Merger will be consummated on the terms described in the Merger Agreement, without any waiver or modification by the parties to the Merger

Agreement of any material terms or conditions contained in the Merger Agreement, and that obtaining the regulatory and other approvals necessary in connection with the Offer and subsequent Merger will not have an adverse effect on the ability of Parent, its affiliates or InterTrust to consummate the Offer and subsequent Merger on the terms and subject to the conditions set forth in the Merger Agreement. Allen & Co. also assumed that no material changes would be made to the Merger Agreement or any related documents from the drafts Allen & Co. reviewed for purposes of rendering its opinion, and that the representations and warranties of Parent and InterTrust contained in the Merger Agreement are true and complete. Allen & Co. also assumed that management of InterTrust is not aware of any information or facts that would make the information provided to Allen & Co. incomplete or misleading, and that there has been no material change to InterTrust’s assets, financial condition, results of operations, business or prospects since the date of its last financial statements made available to Allen & Co. prior to the date of its opinion. Allen & Co. relied on the advice of counsel and independent accountants to InterTrust as to all legal, financial reporting and accounting matters. In rendering its opinion, Allen & Co. did not give effect to, and did not attempt to assign any value to, any commercial arrangements entered into by InterTrust, Parent and their respective affiliates in connection with the Merger Agreement, including, without limitation, the Sony License Amendment, Philips License Agreement and Philips License Amendment contemplated to be entered into by InterTrust. Although subsequent developments may affect its opinion, Allen & Co. does not have any obligation to update, revise or reaffirm its opinion.

InterTrust imposed no other limitations, and gave no other instructions, with respect to the investigations made or the procedures followed by Allen & Co. in rendering its opinion. This summary is not a complete description of Allen & Co.’s opinion to the Company Board or the financial analyses performed and factors considered by Allen & Co. in connection with its opinion. The preparation of a fairness opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a fairness opinion is not readily susceptible to summary description. Allen & Co. believes that its analyses and this summary must be considered as a whole and that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying Allen & Co.’s analyses and opinion.

In performing its analyses, Allen & Co. considered industry performance, general business, economic, market and financial conditions and other matters existing as of the date of its opinion, many of which are beyond the control of InterTrust. No company or business used in the analyses as a comparison is identical to InterTrust, and an evaluation of the results of those analyses is not entirely mathematical. Rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies or business segments analyzed. The estimates contained in Allen & Co.’s analysis and the ranges of valuations resulting from any particular analysis are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than those suggested by its analyses. In addition, analyses relating to the value of businesses or securities do not necessarily purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Accordingly, Allen & Co.’s analyses and estimates are inherently subject to substantial uncertainty. The type and amount of consideration payable in the Offer and subsequent Merger was determined through negotiation among the parties to the transactions, and the decision to enter into the transactions was solely that of the Company Board. Allen & Co.’s opinion and financial analyses were only two of many factors considered by the Company Board in its evaluation of the transactions and should not be viewed as determinative of the views of the Company Board or InterTrust’s management with respect to the Offer and subsequent Merger or the consideration to be paid in connection with the Offer and subsequent Merger.

The following is a summary of the material financial and comparative analyses utilized by Allen & Co. in arriving at its opinion.

Historical Trading Performance and Stock Price Premium Analysis.    Allen & Co. reviewed the historical trading averages for the Common Stock for the week and month ended November 11, 2002, the day immediately preceding approval of the transactions by the Company Board. The following chart sets forth the premiums implied by the transaction consideration based on those historical trading averages:

Period	Stock Price	Percent Premium
Closing Price as of 11/11/02	$3.30	29%
One Week Average (ending 11/11/02)	3.30	29%
One Month Average (ending 11/11/02)	3.08	38%

Allen & Co. compared the premiums implied above with the stock price premiums paid in selected all-cash transactions having an equity value between $50 and $500 million, based on publicly available information. In those selected all-cash transactions, the premium paid over the target’s stock price one week prior to announcement ranged from -47% to 323%, with a mean of 48% and a median of 41%.

Enterprise Value Premium Analysis.    Allen & Co. reviewed the Enterprise Values of InterTrust implied by the closing share price for the Common Stock on November 11, 2002 and the average share prices for the Common Stock for the week and month ended November 11, 2002. This Enterprise Value premium analysis shows the premium that a cash buyer is paying assuming that they are not willing to pay a premium on cash reflected on a company’s balance sheet. For purposes of Allen & Co.’s analysis, Enterprise Value means the fully diluted equity value of a company, less its cash balances, plus its long-term debt. For purposes of calculating Enterprise Values for InterTrust in its analyses, Allen & Co. assumed that InterTrust held $125 million of cash and had no long term debt, which information was provided to Allen & Co. by InterTrust’s management. Accordingly, Allen & Co. used an Enterprise Value for InterTrust of $328 million, based on the Offer Price, for purposes of its analysis. The following chart sets forth the premiums implied by InterTrust’s Enterprise value at the Offer Price compared to InterTrust’s Offer Price based on the periods described above:

Period	Enterprise Value ($ M)	Percent Premium
Enterprise Value based on Closing Price as of 11/11/02	$223	47%
Enterprise Value based on One Week Average Price (ending 11/11/02)	223	47%
Enterprise Value based on One Month Average Price (ending 11/11/02)	199	64%

Allen & Co. compared the premiums implied above with the Enterprise Value premiums paid in selected all-cash transactions having an equity value between $50 and $500 million, based on publicly available information. In those selected all-cash transactions, the premium paid over the target’s Enterprise Value one week prior to announcement ranged from -37% to 200% with a mean of 28% and a median of 21%.

Comparable Company Analysis.    Allen & Co. compared certain financial and operating multiples for InterTrust with the corresponding financial and operating multiples for the following two groups of selected publicly traded companies that Allen & Co. deemed to be generally comparable to InterTrust. The two groups, which are listed below, represent (1) selected companies in the IP licensing business and (2) selected companies in the Internet security software industry.

Selected IP Licensing Companies	Selected Internet Security Software Companies
ARM Holdings PLC	Check Point Software Technologies Ltd.
Forgent Networks, Inc.	Digmarc Corporation
Gemstar-TV Guide International, Inc.	Entrust, Inc.
Macrovision Corporation	Internet Security Systems, Inc.
Rambus Inc.	Netegrity, Inc.
QUALCOMM Inc.	Rainbow Technologies, Inc.
RSA Security Inc.
SCM Microsystems, Inc.
Secure Computing Corporation
Tumbleweed, Inc.
VeriSign, Inc.
WatchGuard Technologies, Inc.

Allen & Co. calculated the Enterprise Value of each of the comparable companies as a multiple of estimated revenues for the calendar years ending 2002 and 2003, and as a multiple of estimated 2003 earnings before interest, taxes, and amortization, or EBITA, for the calendar year ending 2003. The results of this analysis are summarized below:

Metric	Comparable Multiple Range
	Low	Mean	High
Enterprise Value Multiples
IP Licensing Companies
Estimated 2002 Net Revenues	1.3x	4.5x	7.5x
Estimated 2003 Net Revenues	1.5x	3.6x	4.7x
Estimated 2003 EBITA	5.9x	15.5x	24.4x

Internet Security Software Companies
Estimated 2002 Net Revenues	0.1x	1.6x	5.4x
Estimated 2003 Net Revenues	0.1x	1.3x	5.1x
Estimated 2003 EBITA	9.3x	12.0x	15.7x

Applying the foregoing multiples to management of InterTrust’s estimates for InterTrust’s revenues and EBITA, Allen & Co. calculated a reference range of implied Enterprise Values for InterTrust of between $3.9 million and $269 million, with a mean of $107 million. Allen & Co. compared this range of implied Enterprise Values for InterTrust to the $328 million Enterprise Value for InterTrust implied by the offer price.

To calculate the multiples utilized in the comparative company analysis, Allen & Co. used publicly available information concerning the historical and projected financial performance of the comparable companies, including public historical financial information and recent Wall Street analyst reports containing revenue and EBITA estimates.

No company utilized in the comparative company analysis is identical to InterTrust. An analysis of the results of this analysis therefore requires complex considerations and judgments regarding the financial and operating characteristics of InterTrust and the comparable companies, as well as other factors that could affect their public trading values. The numerical results are not in themselves meaningful in analyzing the contemplated transaction as compared to the comparable companies.

Comparable Company Analysis Plus Enterprise Value Premium.    Allen & Co. also applied an Enterprise Value premium to the range of implied Enterprise Values from the comparative company analysis above. For purposes of this analysis, Allen & Co. used the 28% average premium paid, in selected all-cash transactions having a transaction equity value between $50 and $500 million, over the target’s Enterprise Value based on the one-week period ended immediately prior to announcement. Applying this premium to the Enterprise Values for InterTrust based on the multiples described under “Comparable Company Analysis” yielded implied Enterprise Values for InterTrust of between $5.0 million and $343 million, with a mean of $136 million. Allen & Co. compared this range of implied Enterprise Values for InterTrust to the $328 million Enterprise Value for InterTrust implied by the offer price.

Discounted Cash Flow Analysis.    Allen & Co. performed a discounted cash flow analysis to estimate the present value of the future unleveraged, after-tax cash flows for InterTrust. This analysis was based on financial estimates for the years ending December 31, 2002 through 2007 provided to Allen & Co. by InterTrust’s management. Using a range of discount rates of 30.0% to 50.0%, reflecting Allen & Co.’s estimate of the potential returns which would be required by a third-party investor in the context of an arm’s-length negotiation regarding a potential investment in InterTrust, and terminal values based on 10.0x to 12.0x estimated 2007 earnings before interest, taxes, depreciation and amortization, Allen & Co. calculated an implied valuation range for shares of the Common Stock of between $3.20 and $6.36 per share.

Comparative Transaction Analysis.    Using publicly available information, Allen & Co. considered selected transactions in the IP licensing and Internet security software industries that Allen & Co. deemed to be generally similar to the proposed Offer and subsequent Merger. Specifically, Allen & Co. reviewed the following transactions that it deemed to be generally comparable to the proposed transaction:

•	Gemstar’s acquisition of VideoGuide, announced in July 1996;

•	Gemstar’s acquisition of StarSight Telecast, announced in December 1996;

•	Liberty’s acquisition of OpenTV, announced in May 2002;

•	Thomson’s acquisition of Canal+ Technologies, announced in September 2002;

•	OpenTV’s acquisition of ACTV, announced in September 2002;

•	OpenTV’s acquisition of Wink, announced in September 2002; and

•	Microsoft’s acquisition of a patent portfolio from LiquidAudio, announced in October 2002.

Using publicly available information concerning historical financial performance, Allen & Co. calculated the transaction value for comparable transactions as a multiple of revenue of the target companies for the twelve months immediately preceding the announcement of the respective transactions, or LTM revenue. This analysis resulted in the following multiples:

High	28.8x
Mean	9.8x
Median	4.6x
Low	1.3x

Allen & Co. compared this range of implied multiples to the 24.3x multiple of LTM revenue implied by the offer price.

No company utilized in the comparative transaction analysis is identical to InterTrust nor is any transaction identical to the contemplated transaction between InterTrust and Parent. An analysis of the results therefore requires complex considerations and judgments regarding the financial and operating characteristics of InterTrust and the companies involved in the comparable transaction, as well as other factors that could affect their publicly-traded and/or transaction values. The numerical results are not in themselves meaningful in analyzing the contemplated transaction as compared to the comparable transactions.

Allen & Co. is a nationally recognized investment banking firm that, as part of its investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, private placements and related financings, bankruptcy reorganizations and similar recapitalizations, negotiated underwritings, secondary distributions of listed and unlisted securities, and valuations for corporate and other purposes. Allen & Co. has in the past performed financial advisory services for InterTrust for which it has received customary fees. InterTrust retained Allen & Co. based on those qualifications as well as its familiarity with InterTrust. In addition, in the ordinary course of Allen & Co.’s business, Allen & Co. and its affiliates may have long or short positions, either on a discretionary or nondiscretionary basis, for it and its affiliates’ own account or for those of its and its affiliates’ clients, in the securities of InterTrust, Parent and/or their respective affiliates. As of the date of Allen & Co.’s opinion, Allen & Company Incorporated (an affiliate of Allen & Company LLC) held a warrant to purchase 650,000 shares of InterTrust common stock at an exercise price per share of $7.00, which warrant was issued in connection with a prior financial advisory engagement, and 454,735 shares of InterTrust common stock, of which 306,219 shares were held for the benefit of certain current and former officers of Allen & Company Incorporated.

Under the terms of an engagement letter, dated as of January 8, 2002, InterTrust has agreed to pay Allen & Co.: (i) a retainer of $500,000, which amount is creditable against any transaction fee that may become due; and (ii) a transaction fee of $9.1 million in connection with the Offer and subsequent Merger, all of which is contingent upon the closing of the Offer. InterTrust has also agreed to reimburse Allen & Co. for its reasonable out-of-pocket expenses, including, without limitation, reasonable fees of Allen & Co.’s legal counsel and all reasonable travel related, database and courier expenses in connection with this engagement, and to indemnify Allen & Co. and certain related persons against certain liabilities relating to or arising out of Allen & Co.’s engagement.

Litigation Related to the Merger and the Effect of a Tender by a Majority of Outstanding Shares.

On November 13, 2002, two alleged Shareholders filed substantially identical complaints in California Superior Court for Santa Clara County (the “Court”) naming as defendants each of the directors of InterTrust (together, the “Defendants”). The first complaint is captioned Fabrizio Righetti v. Curtis A. Hessler, et al., Case No. CV812654 (the “Righetti Action”). The second complaint is captioned Jung-Ho Nam v. Curtis A. Hessler, et al., Case No. CV812655 (the “Nam Action” and, together with the Righetti Action, the “Actions”). A copy of the Righetti Action is attached to this Schedule 14D-9 as Schedule III. A copy of the Nam Action is attached to this Schedule 14D-9 as Schedule IV. Both Mr. Righetti and Mr. Nam (together, the “Plaintiffs”) purport to bring the Actions on behalf of a class consisting of all holders of InterTrust Common Stock, except Defendants and their affiliates.

Plaintiffs claim that, in pursuing a strategic transaction with Parent and Buyer and approving the Merger Agreement, the Defendants breached their fiduciary duties to holders of InterTrust Common Stock by, among other things, allegedly engaging in self-dealing, failing to obtain the highest price reasonably available for InterTrust and its shareholders, and failing to properly value InterTrust. Plaintiffs also allege that the proposed transaction with Parent and Buyer is the result of a “flawed” process that was designed to ensure the sale of InterTrust to Fidelio on terms preferential to Fidelio and in violation of the rights and interests of the Company’s public shareholders. Plaintiffs seek, among other things, a declaration that the Merger Agreement was entered into in breach of the Defendants’ fiduciary duties, a preliminary and permanent injunction to enjoin Defendants from consummating the Merger, a direction to the Defendants to exercise their fiduciary duties to obtain a transaction that is in the best interests of InterTrust’ stockholders, rescission of the Merger or any of the terms thereof to the extent implemented, and an award of costs and disbursements, including reasonable attorneys’ and experts’ fees. See Exhibits 18 and 19 to this Schedule 14D-9 for a full and complete statement of the Plaintiffs’ allegations.

InterTrust is not aware of any pending motion for a preliminary injunction or other interim relief in connection with either Action. There has been no formal discovery to date.

Based on its review of the complaints, InterTrust believes that the Plaintiffs’ allegations are without merit and Defendants intend to defend the Actions vigorously.

In the event that a majority of the shares of InterTrust Common Stock tender their Shares in the Offer, the Defendants intend to rely upon the acceptance of the Offer in defense of the claims asserted by the Plaintiffs. Specifically, the Defendants intend to argue that the tender by the holders of a majority of the shares of InterTrust Common Stock in the Offer constitutes a ratification of the conduct that is the subject of the Plaintiffs’ complaints. The Defendants further intend to argue that such ratification constitutes a complete defense to the Plaintiffs’ claims or otherwise operates to protect Defendants from liability or increase the Plaintiffs’ burdens of pleading and proof in the Actions. In addition, Defendants intend to argue that any holder of shares of InterTrust Common Stock who tenders Shares in the Offer has acquiesced in the transaction and cannot attack it or participate as a class member in the Actions.

Intent to Tender.

Except as described in this paragraph, and except for Shares that may be sold in market transactions before the completion of the Offer, after reasonable inquiry and to the best of the Company’s knowledge, and subject to the Stockholder’s Agreements, each executive officer, director, affiliate and subsidiary of the Company currently intends, subject to compliance with applicable law including Section 16(b) of the Exchange Act, to tender all Shares held of record or beneficially owned by such person or entity to the Purchaser in the Offer. InterTrust Stock Options will be cancelled as of the Effective Time, and in consideration of such cancellation, the Company (or, at Parent’s option, Parent) shall pay to holders of the InterTrust Stock Options, the product of the excess, if any, of the Merger Consideration over the exercise price and the number of Shares of the Company’s Common Stock subject thereto.

Item 5.    Persons/Assets Retained, Employed, Compensated or Used.

The Company retained Allen & Co., pursuant to the terms of an engagement agreement, dated as of January 8, 2002 (the “Engagement Letter”), to assist in the review and analysis of the Company’s potential strategic alternatives, including any transaction or event or series or combination thereof, other than in the Company’s ordinary course of trade or business, whereby directly or indirectly, all or a controlling interest in the capital stock of the Company or all or substantially all of its assets is transferred and which results in the effective acquisition of the principal assets, business and operations of the Company (a “Transaction”), that the Company may elect to pursue.

Pursuant to the terms of the Engagement Letter, the Company agreed to pay Allen & Co. as follows:

•	a cash retainer of $500,000, $125,000 of which was payable upon execution of the Engagement Letter; and

•	the remaining $375,000 of Allen & Co.’s retainer which became payable as follows: $125,000 on March 1, 2002, $125,000 on June 1, 2002 and $125,000 on September 1, 2002.

In addition, the Company agreed to pay Allen & Co. a transaction fee if the Company were to consummate a Transaction based on a definitive and binding agreement or collective series of agreements entered into:

•
on or before January 8, 2003, whether or not the party or parties to the Transaction other than the Company were introduced by Allen & Co. or Allen & Co. advised the Company concerning the Transaction pursuant to this Agreement; or

•
at any time during a period of: (i) 360 days following the earlier of January 8, 2003, or the date of a termination, if the Transaction, in each of the foregoing cases, involves a party named on a list referred to in the Engagement Letter in connection with which the Company, with substantial involvement from Allen & Co., has engaged in substantive discussions with the goal of consummating a Transaction during the term; or (ii) 180 days following the earlier of January 8, 2003, or the date of a termination pursuant to the Engagement Letter taking place after 180 days from the date of the Engagement Letter, if the Transaction, in each of the foregoing cases, involves a party on a list referred to in the Engagement Letter, other than a party referred to in subsection (i), wherein contact and communication has been made by Allen & Co. with such party with respect to their possible consideration of entering into a Transaction with the Company.

The transaction fee will equal 2% of the first $1,000,000,000 dollars of Consideration plus 1% of any Consideration above $1,000,000,000. “Consideration” will mean the sum of: (i) the cash, market value of marketable equity securities or interests, and fair value of unmarketable equity securities or interests received from an acquiring party; (ii) the fair value of straight and convertible debt instruments or obligations issued or issuable from an acquiring party; (iii) in the event of an acquisition of assets, the face amount of debt assumed by an acquiring party; (iv) in the event of a Transaction by means of a sale of stock or partnership interests, the face amount of any indebtedness of the partnership(s) or corporation(s) sold; and (v) with respect to the Company’s stock or partnership interests, the amount of any extraordinary distributions, dividends, redemptions or repurchases by the Company, entered into with the advice of Allen & Co. with the intent of positioning the Company for, or specifically as part of, a Transaction, at any time subsequent to the date of this Agreement, but not including any repurchases in an aggregate amount of $20,000,000 or less.

Parent has retained Georgeson Shareholder Communications, Inc. to act as Information Agent and Mellon Investor Services LLC to act as the Depositary in connection with the Offer. Such firms will each receive reasonable and customary compensation for their services.

Except as disclosed herein, neither the Company nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to the Company’s stockholders concerning the Offer or the Merger.

Item 6.    Interest in Securities of the Subject Company.

No transactions in the Shares have been effected during the past 60 days by the Company or, to the best of the Company’s knowledge, by any executive officer, director, affiliate or subsidiary of the Company, other than a regularly scheduled purchase of Shares pursuant to the ESPP on October 31, 2002.

Item 7.    Purposes of the Transaction and Plans or Proposals.

Except as set forth in this Schedule 14D-9, the Company is not engaged in any negotiation in response to the Offer which relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary of the Company (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company (iii) a tender offer for or other acquisition of securities by or of the Company or (iv) any material change in the present capitalization or dividend policy of the Company.

Except as described in Item 3 and Item 4 above (the provisions of which are hereby incorporated by reference), there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer which relate to or would result in one or more of the matters referred to in Item 7.

Item 8.    Additional Information to be Furnished.

Section 14(f) Information Statement.    The Information Statement attached as Schedule II hereto is being furnished in connection with the possible designation by Parent and Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Company Board other than at a meeting of the Company’s stockholders.

DGCL 203.    Section 203 of the DGCL purports to regulate certain business combinations of a corporation organized under Delaware law, such as the Company, with a stockholder beneficially owning 15% or more of the outstanding voting stock of such corporation (an “Interested Stockholder”). Section 203 provides, in relevant part, that the corporation shall not engage in any business combination for a period of three years following the date such stockholder first becomes an Interested Stockholder unless, (i) prior to the date the stockholder first becomes an Interested Stockholder, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an Interested Stockholder, (ii) upon becoming an Interested Stockholder, the Interested Stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced or (iii) on or subsequent to the date the stockholder becomes an Interested Stockholder, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the Interested Stockholder. The Company Board has approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and, therefore, Section 203 of the DGCL is inapplicable to the Offer and the Merger.

Antitrust—United States.    Under the HSR Act, and the related rules that have been issued by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the FTC and certain waiting period requirements have been satisfied. The purchase of the Shares pursuant to the Offer is subject to these requirements.

Under the HSR Act, purchase of Shares in the Offer may not be completed until the expiration of a 15-calendar-day waiting period following the required filing of a Notification Report Form under the HSR Act by each of Philips and SCA (the “parties”), which they intend to submit on or about November 26, 2002. Accordingly, the waiting period under the HSR Act will expire at 11:59 p.m., New York City time, on December 11, 2002 unless early termination of the waiting period is granted by the FTC and the Antitrust Division or the parties receive requests for additional information and documentary material prior thereto. If either the FTC or the Antitrust Division issues requests for additional information and documentary material from the parties prior to the expiration of the 15-day waiting period, the waiting period will be extended and will expire at 11:59 p.m., New York City time, on the tenth calendar day after the date of substantial compliance by the parties with such requests unless terminated earlier by the FTC and the Antitrust Division. If such requests are issued, the purchase of and payment for Shares pursuant to the Offer will be deferred until the additional waiting periods expire or are terminated. Only one extension of such waiting periods pursuant to a request for additional information and documentary material is authorized by the rules promulgated under the HSR Act. Thereafter, the waiting period can be extended only by court order or by consent of the parties. Although the Company is required to file certain information and documentary material with the Antitrust Division and the FTC in connection with the Offer, neither the Company’s failure to make such filings nor a request to the Company from the Antitrust Division or the FTC for additional information or documentary material will extend the waiting period.

The Antitrust Division and the FTC frequently scrutinize the legality under the antitrust laws of transactions such as the proposed acquisition of the Company pursuant to the Offer. At any time before or after the acquisition of Shares pursuant to the Offer, the Antitrust Division or the FTC could take such action under the antitrust laws as either deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or the consummation of the Merger or seeking the divestiture of Shares acquired by the parties or the divestiture of substantial assets of the Company or its subsidiaries. Private parties and states Attorneys General may also bring legal action under the antitrust laws under certain circumstances. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or, if such a challenge is made, of the result thereof.

If the Antitrust Division, the FTC, a state or a private party raises antitrust concerns in connection with the proposed transaction, the Company and the parties may engage in negotiations with the relevant governmental agency or party concerning possible means of addressing these issues and may delay consummation of the Offer or the Merger while such discussions are ongoing. The Company and the parties have agreed to use all reasonable efforts to cooperate with one another in determining which filings are required to be made prior to the Effective Time with, and which consents, approvals, permits or authorizations are required to be obtained prior to the Effective Time from, governmental authorities in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby; and timely making all such filings and timely seeking all such consents, approvals, permits or authorizations.

Antitrust—European Union.    Under Article 7(1) of Council Regulation (EEC) No. 4064/89 of 21 December 1989 on the Control of Concentrations between Undertakings, as amended (“EC Merger Regulation”), a concentration generally may not be completed before it is notified to the European Commission (“Commission”) and it has been declared compatible with the common market pursuant to a decision under Article 6(1)(b) or Article 8(2) or on the basis of a presumption according to Article 10(6). Under Article 7(3), a public bid which has been notified to the Commission may be implemented, provided that the acquirer does not exercise the voting rights attached to the securities in question until the conditions of Article 7(1) are satisfied or the acquirer exercises such rights only to maintain the full value of those investments, and on the basis of a derogation granted by the Commission. The purchase of the Shares pursuant to the Offer falls under the definition of a notifiable concentration pursuant to the EC Merger Regulation.

Under the provisions of the EC Merger Regulation, the initial (Phase I) review period is one month, which may be extended under certain circumstances, including to a period of six weeks if the parties offer remedial undertakings during the initial three weeks of the Phase I period. If the Commission has serious doubts whether a notified transaction is compatible with the common market, it may initiate Phase II proceedings, which last an additional four months. The parties intend to submit the notification on or about November 21, 2002, in which case the one-month Phase I review period will expire on December 23, 2002, unless extended.

The Commission frequently scrutinizes under the EC Merger Regulation transactions such as the proposed acquisition of the Company pursuant to the Offer. The Commission could take enforcement action under the EC Merger Regulation, including declaring that the concentration is incompatible with the common market or seeking the divestiture of Shares acquired by the parties or the divestiture of substantial assets of the Company or its subsidiaries or other forms of commitments by the parties. There can be no assurance that a challenge to the Offer on competition grounds will not be made by the Commission, or, if such a challenge is made, of the result thereof.

If the Commission raises competition concerns in connection with the proposed acquisition of the Company pursuant to the Offer, the parties may engage in negotiations with the Commission concerning possible means of addressing these issues and may delay consummation of the Offer or the Merger while such discussions are ongoing. The Company and the parties have agreed to use all reasonable efforts to cooperate with one another in determining which filings are required to be made prior to the Effective Time with, and which consents, approvals, permits or authorizations are required to be obtained prior to the Effective Time from, governmental authorities in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby; and timely making all such filings and timely seeking all such consents, approvals, permits or authorizations.

Appraisal Rights.    No appraisal rights are available to holders of Shares in connection with the Offer. However, if the Merger is consummated, holders of Shares may have certain rights under Section 262 of the

DGCL to dissent and demand appraisal of, and payment in cash for the fair value of, their Shares. Such rights, if the statutory procedures are complied with, could lead to a judicial determination of the fair value (excluding any element of value arising from accomplishment or expectation of the Merger) required to be paid in cash to such dissenting holders for their Shares. Any such judicial determination of the fair value of the Shares could be based upon considerations in addition to the applicable offer price and the market value of the Shares, including asset values and the investment value of the Shares. The value so determined could be more or less than the Share Price. If any holder of Shares who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses his or her right to appraisal, as provided in the DGCL, each of the Shares of such holder will be converted into the Share Price in accordance with the Merger Agreement. A stockholder may withdraw his or her demand for appraisal by delivery to Purchaser of a written withdrawal of his or her demand for appraisal and acceptance of the Merger. Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights.

Item 9.    Exhibits.

Exhibit 1.	Form of Letter to Stockholders of the Company, dated November 22, 2002.*

Exhibit 2.	Offer to Purchase, dated November 22, 2002 (incorporated herein by reference to Exhibit (a)(1)(A) to the Schedule TO).

Exhibit 3.	Letter of Transmittal (incorporated herein by reference to Exhibit (a)(1)(B) to the Schedule TO).

Exhibit 4.	Agreement and Plan of Merger, dated as of November 13, 2002, by and among Parent, Purchaser and the Company (incorporated herein by reference to Exhibit (d)(1) to the Schedule TO).

Exhibit 5.
Form of Stockholder Tender and Support Agreements, dated as of November 13, 2002, by and among Purchaser, Parent and certain stockholders of the Company (incorporated herein by reference to Exhibit (d)(4) to the Schedule TO).

Exhibit 6.	Confidentiality Agreement, dated as of May 16, 2002, between SCA and the Company (incorporated herein by reference to Exhibit (d)(3)(A) to the Schedule TO).

Exhibit 7.	Confidentiality Agreement, dated as of July 8, 2002, between Philips and the Company (incorporated herein by reference to Exhibit (d)(3)(B) to the Schedule TO).

Exhibit 8.	Rider Regarding Confidentiality Agreement, dated as of September 30, 2002, by and among SCA, Philips and the Company (incorporated herein by reference to Exhibit (d)(3)(C) to the Schedule TO).

Exhibit 9.	Patent License Agreement, dated as of May 30, 2002, between Sony Corporation and the Company.**

Exhibit 10.	Amendment to Patent License Agreement, dated as of November 13, 2002, between Sony Corporation and the Company.

Exhibit 11.	Foundation License Agreement, dated as of November 13, 2002, between Philips and the Company.**

Exhibit 12.	Amendment to Foundation License Agreement, dated as of November 13, 2002, between Philips and the Company.

Exhibit 13.	Exclusivity Letter Agreement, dated November 10, 2002, by and among SCA, Philips and the Company (incorporated herein by reference to Exhibit (d)(5) to the Schedule TO).

Exhibit 14.	Letter Agreement, dated as of November 13, 2002, by and among Philips, SCA and the Company (incorporated herein by reference to Exhibit (d)(2) to the Schedule TO).

Exhibit 15.	Press Release issued by the Company on November 13, 2002 (incorporated by reference to the press release filed under cover of Schedule 14D-9C filed by the Company on November 13, 2002).

Exhibit 16.	Fairness Opinion of Allen & Company, LLC (included as Schedule I to this Schedule 14D-9).

Exhibit 17.	The Company’s Information Statement pursuant to Section 14(f) under the Exchange Act (included as Schedule II to this Schedule 14D-9).*

Exhibit 18.	Complaint filed by Fabrizio Righetti in the Superior Court, Santa Clara County, California on November 13, 2002.

Exhibit 19.	Complaint filed by Jong-Ho Nam in the Superior Court, Santa Clara County, California on November 13, 2002.

*	Copy attached to, or enclosed with, copies of this Schedule mailed to stockholders.
**
Portions of this exhibit have been omitted based on a request for confidential treatment pursuant to Rule 24b-2 under the Exchange Act. Such omitted portions have been filed separately with the Securities and Exchange Commission.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

INTERTRUST TECHNOLOGIES CORPORATION

By:	/s/ DAVID LOCKWOOD
Name: David Lockwood Title: President and Chief Executive Officer

Dated:  November 22, 2002

SCHEDULE I

FAIRNESS OPINION OF ALLEN & COMPANY, LLC

November 13, 2002

Members of the Board of Directors
InterTrust Technologies Corporation
4800 Patrick Henry Drive
Santa Clara, California 95054

Ladies and Gentlemen:

We understand that Fidelio Acquisition Company, LLC, a Delaware limited liability company (“Buyer”), Fidelio Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Buyer (“Merger Sub”), and InterTrust Technologies Corporation, a Delaware corporation (the “Company”), propose to enter into an Agreement and Plan of Merger, dated as of November 13, 2002 (the “Agreement”), pursuant to which, subject to the terms and conditions of the Agreement, (a) Buyer will cause Merger Sub to commence a tender offer to purchase all of the outstanding shares of common stock, par value $0.001 per share (“Company Common Stock”), of the Company (the “Offer”) at a purchase price equal to $4.25 per share, net to the seller in cash, without interest thereon (the “Consideration”), and (b) following consummation of the Offer, Merger Sub will be merged with and into the Company, with the Company surviving as a wholly owned subsidiary of Buyer (the “Merger”, and together with the Offer, the “Transaction”), pursuant to which Merger each outstanding share of Company Common Stock (other than shares held by Buyer, the Company or any of their respective subsidiaries, and stockholders validly exercising appraisal rights with respect to the Merger under Delaware law) will be converted automatically into the right to receive the Consideration. The terms and conditions of the Transaction are more fully set forth in the Agreement.

You have requested our opinion, as of the date hereof, as to the fairness, from a financial point of view, of the Consideration to be received by the holders of Company Common Stock in the Transaction to such stockholders (other than Buyer and its affiliates). In connection with this opinion, we have, among other things:

(i)
reviewed the financial terms and conditions of a draft of the Agreement, dated November 12, 2002, and certain related documents (which prior to the delivery of this opinion had not been executed by the parties thereto);

(ii)	analyzed certain publicly available historical business and financial information relating to the Company, as presented in documents filed by the Company with the Securities and Exchange Commission;

(iii)	reviewed various forecast and budgeted financial and operating data for the Company for the fiscal years ending December 31, 2002 through 2007, as provided to us by the management of the Company;

(iv)
held discussions with members of the senior management of the Company with respect to the business prospects and financial condition of the Company, including management’s view of the Company’s pipeline of potential intellectual property (“IP”) licensing transactions;

(v)	reviewed the general trends in the digital rights management (“DRM”) and the IP licensing industries;

(vi)	reviewed the historical stock prices and trading volumes of Company Common Stock;

(vii)
compared the financial performance of the Company and the historical prices and trading activity of Company Common Stock with that of certain other companies in the IP licensing and the Internet security software industries which we believe to be generally comparable to the businesses of the Company;

(viii)
reviewed the financial terms, to the extent publicly available, of certain business combinations and asset sales and acquisitions which we believe to be generally comparable to the Transaction, including recent sales of DRM patent portfolios; and

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(ix)	considered such other factors and performed such other analyses as we have deemed appropriate.

In rendering our opinion, we have assumed and relied upon the accuracy and completeness of the financial and other information that was available to us from public sources, that was provided to us by the Company or its representatives, or that was otherwise reviewed by us. We have not assumed any responsibility for, and did not conduct, any independent verification of such information or any independent valuation or appraisal of any of the assets of Buyer or the Company, or concerning the fair value of Buyer or its affiliates or the solvency of Buyer, the Company or any of their respective affiliates. With respect to the financial forecasts referred to above, we have assumed that they have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company and that such financial information is materially complete. We assume no responsibility for, and express no view as to, such forecasts or the assumptions on which they are based. Further, our opinion is necessarily based on economic, monetary, market and other conditions as in effect on the date hereof, and the information made available to us as of the date hereof. In rendering our opinion, we are not opining as to the prices at which shares of Company Common Stock will trade prior to the consummation of the Transaction.

In rendering our opinion, we have assumed that the Transaction will be consummated on the terms described in the Agreement, without any waiver or modification by the parties thereto of any material terms or conditions thereof, and that obtaining the regulatory and other approvals necessary in connection with the Transaction will not have an adverse effect on the ability of Buyer, its affiliates or the Company to consummate the Transaction on the terms and subject to the conditions set forth in the Agreement. We also have assumed that there have been no material changes made to the Agreement or any related documents from the drafts we reviewed for purposes of rendering our opinion, and that the other representations and warranties of Buyer and the Company contained in the Agreement are true and complete. We also have assumed that management of the Company is not aware of any information or facts that would make the information provided to us incomplete or misleading, and that there has been no material change to the Company’s assets, financial condition, results of operations, business or prospects since the date of its last financial statements made available to us. We have relied on the advice of counsel and independent accountants to the Company as to all legal, financial reporting and accounting matters. In rendering our opinion, we have not given effect to, and have not attempted to assign any value to, any commercial arrangements being entered into by the Company, Buyer and their respective affiliates in connection with the Agreement, including, without limitation, the patent license agreement and the patent license agreement amendment contemplated to be entered into by the Company and each of Koninklijke Philips Electronics N.V. and Sony Corporation, respectively.

We have acted as financial advisor to the Company in connection with the Transaction and will receive a fee for our services. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. In the past, we and our affiliates have provided financial advisory services to the Company for which we have received customary fees. As of the date hereof, Allen & Company Incorporated (an affiliate of Allen & Company LLC) holds a warrant to purchase 650,000 shares of Company Common Stock at an exercise price per share of $7.00, which warrant was issued in connection with a prior financial advisory engagement. As part of our investment banking business, we are regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, private placements and related financings, bankruptcy reorganizations and similar recapitalizations, negotiated underwritings, secondary distributions of listed and unlisted securities, and valuations for corporate and other purposes. In addition, in the ordinary course of our business, we and our affiliates may have long or short positions, either on a discretionary or nondiscretionary basis, for our and our affiliates’ own account or for those of our and our affiliates’ clients, in the securities of the Company, Buyer and/or their respective affiliates.

Our engagement and the opinion expressed herein are for the benefit of the Board of Directors of the Company and our opinion is rendered to the Board of Directors of the Company solely in connection with its consideration of the Transaction. This opinion is not intended to, and does not, constitute a recommendation to any holder of Company Common Stock as to whether such holder should tender such shares of Company

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Common Stock in the Offer or should vote to approve any matter related to the Merger. Our opinion does not address the relative merits of the Transaction as compared to any alternative business transaction that might be available to the Company, or the Company’s underlying decision to pursue the Transaction.

Furthermore, our engagement and the opinion expressed herein are solely for the benefit of the Board and are not intended to confer rights or remedies upon Buyer or any of its affiliates, or any stockholder of the Company or any other person or entity other than the Board of Directors of the Company. It is understood that this opinion is solely for the information of the Board of Directors of the Company and may not be used for any other purpose without our prior written consent, except that this opinion may be included in its entirety in any filing made by the Company with the Securities and Exchange Commission with respect to the Transaction.

Based on and subject to the foregoing, we are of the opinion that, as of the date hereof, the Consideration to be received by the holders of Company Common Stock in the Transaction is fair, from a financial point of view, to such stockholders (other than Buyer and its affiliates).

Very truly yours,

ALLEN & COMPANY LLC

By:	/S/ JOHN H. JOSEPHSON
Name: John H. Josephson Title: Managing Director

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SCHEDULE II

INTERTRUST TECHNOLOGIES CORPORATION
4800 PATRICK HENRY DRIVE
SANTA CLARA, CALIFORNIA 95054

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

This Information Statement is being mailed on or about November 22, 2002, as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Statement”) of InterTrust Technologies Corporation (the “Company”). Capitalized terms used and not otherwise defined herein shall have the meaning set forth in the Statement. You are receiving this Information Statement in connection with the possible election of persons designated by Fidelio Acquisition Company, LLC (“Parent”), a Delaware limited liability company, to a majority of seats on the Board of Directors (the “Board of Directors” or the “Board”) of the Company.

On November 13, 2002, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Parent and Fidelio Sub, Inc. (“Purchaser”), a Delaware corporation and a wholly owned subsidiary of Parent, pursuant to which the Purchaser has commenced a tender offer to purchase all of the outstanding shares of common stock, par value $0.001 per share, of the Company (the “Common Stock”) including the associated preferred share purchase rights (the “Rights”, and together with the common stock, the “Shares”) for a price of $4.25 per Share, net to the seller in cash, without interest thereon and less any required withholding taxes upon the terms and subject to the conditions set forth in Purchaser’s Offer to Purchase, dated November 22, 2002, and in the related Letter of Transmittal (the “Share Price”), which, together with any amendments or supplements thereto, collectively constitute the “Offer”. Copies of the Offer to Purchase and Letter of Transmittal have been mailed to stockholders of the Company and are filed as Exhibits (a)(1)(A) and (a)(1)(B) respectively, to the Tender Offer Statement on Schedule TO (as amended from time to time, the “Schedule TO”) filed with the Securities and Exchange Commission (the “Commission”) on November 22, 2002, and each is incorporated herein by reference. The Merger Agreement provides that, subject to the satisfaction or waiver of certain conditions, as soon as practicable after the completion of the Offer, and in accordance with the Delaware General Corporation Law, the Purchaser will be merged with and into the Company with the Company surviving the merger as a wholly owned subsidiary of Parent (the “Merger”). At the effective time of the Merger (the “Effective Time”), each issued and outstanding Share (other than Shares held by stockholders of the Company who have properly exercised their appraisal rights under Delaware law, Shares held by the Company or any subsidiary of the Company and Shares held by Parent or any subsidiary of Parent) will be converted into the right to receive an amount in cash equal to the price per share paid in the Offer (the “Merger Consideration”), without interest thereon and less any required withholding taxes.

The Offer, the Merger, and the Merger Agreement are more fully described in the Statement, to which this Information Statement forms Schedule II, which was filed by the Company with the Commission on November 22, 2002 and which is being mailed to stockholders of the Company along with this Information Statement.

This Information Statement is being mailed to you in accordance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 promulgated thereunder. The information set forth herein supplements certain information set forth in the Statement. Information set forth herein relating to Parent, Purchaser or the Fidelio Designees (as defined below) has been provided by Parent.

You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with the matters set forth herein.

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Pursuant to the Merger Agreement, Purchaser commenced the Offer on November 22, 2002. The Offer is currently scheduled to expire at 12:00 midnight, New York City time, on Friday, December 20, 2002, unless Purchaser extends it.

GENERAL

The Common Stock is the only type of security entitled to vote at a meeting of the stockholders of the Company. Each Share has one vote. As of the close of business on November 19, 2002, there were 98,345,888 outstanding Shares.

RIGHTS TO DESIGNATE DIRECTORS AND FIDELIO DESIGNEES

The Merger Agreement provides that, promptly upon the acceptance for payment of Shares by the Purchaser pursuant to the Offer, Parent and Purchaser will be entitled to designate such number of directors (the “Fidelio Designees”) on the Board as will give Purchaser a majority of such directors.

Additionally, the Merger Agreement provides that the Company will cause the Fidelio Designees to be elected to the Board by its existing Board. The Merger Agreement also provides that Parent and Purchaser will be entitled to designate such Fidelio Designees on the Board of Directors of each subsidiary of the Company and each Committee of the board of directors of the Company and each subsidiary of the Company as will give Purchaser a majority of such directors or committee. In connection with the foregoing, the Company will promptly, at the option of Parent, either increase the size of the Company’s and each subsidiary of the Company’s Board of Directors (and each committee thereof) and/or obtain the resignation of such number of its current directors as is necessary to enable the Fidelio Designees to be elected or appointed to, and to constitute a majority of, the Company’s and each subsidiary of the Company’s Board of Directors (and each committee thereof) as provided above.

Notwithstanding the foregoing, in the event that the Fidelio Designees are elected to the Board of Directors, until the Effective Time, the Board of Directors must have at least two directors who were directors on the date of the Merger Agreement who are not officers of the Company (the “Independent Directors”), provided, however, that if the number of Independent Directors shall be reduced below two for any reason whatsoever, the remaining Independent Director shall designate a person who shall be deemed to be an Independent Director for purposes of the Merger Agreement or, if no Independent Director then remains, the other directors shall designate two persons who are not officers or affiliates of the Company, or officers or affiliates of Parent or any of its subsidiaries and those persons shall be deemed Independent Directors for purposes of the Merger Agreement. Following the election or appointment of the Fidelio Designees and prior to the Effective Time, the affirmative vote of a majority of the Independent Directors then in office shall be required to (i) amend or terminate the Merger Agreement by the Company, (ii) exercise or waive any of the Company’s rights or remedies under the Merger Agreement, (iii) extend the time for performance of Parent’s and Purchaser’s respective obligations under the Merger Agreement or (iv) take any action that would materially delay the receipt of the Merger Consideration by the stockholders of the Company.

The Fidelio Designees will be selected by Parent from among the individuals listed below. Each of the following individuals has consented to serve as a director of the Company if appointed or elected. None of the Fidelio Designees currently is a director of, or holds any positions with, the Company. Parent has advised the Company that, to the best of Parent’s knowledge, except as set forth below, none of the Fidelio Designees or any of their affiliates beneficially owns any equity securities or rights to acquire any such securities of the Company, nor has any such person been involved in any transaction with the Company or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the Commission other than with respect to transactions between Parent and the Company that have been described in the Schedule TO or the Statement.

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The name, age, citizenship, present principal occupation or employment and five-year employment history of each of the individuals who may be selected as the Fidelio Designees are set forth below. Each individual listed below is a Board Manager of Parent.

Name, Age & Citizenship	Business Address	Present Principal Occupation and Employment History
Elizabeth Coppinger, 50 USA	550 Madison Avenue New York, NY 10022
Ms. Coppinger is Senior Vice President of SCA and has held this position since April 2000. Previously, she was Vice President of SCA from April 1997 until March 2000. Ms. Coppinger has been a Director of Lightspan, Inc. since March 2001.

Toshimoto Mitomo, 39 Japan	550 Madison Avenue New York, NY 10022
Mr. Mitomo is Vice President of the Intellectual Property Department of SCA and has held this position since February 2000. Previously, he was Director of the Intellectual Property Department of SCA from October 1998 until February 2000. Prior to that, he held the position of Manager of the Intellectual Property Department of SCA from October 1993 until October 1998.

James Patrick Nolan, 42 Ireland	Post Box 77900 1070 MX Amsterdam The Netherlands
Mr. Nolan is Senior Vice President, Corporate Mergers and Acquisitions, of Philips and has held this position since January 2000. Previously, he was Senior Vice President of Rabobank International. Mr. Nolan has been a Director of Navigation Technologies Inc. since March 2000.

Ruud J. Peters, 50 The Netherlands	Prof. Holstlaan 6 5656 AA Eindhoven The Netherlands
Mr. Peters is Executive Vice President and Chief Executive Officer IP&S of Philips International B.V. and has held this position since January 1999. Previously, he was Senior Vice President and Capability Director IP&S of Philips International B.V. from January 1997 until December 1998.

A. Robert Towbin, 67 USA	65 East 55th Street New York, NY 10022
Mr. Towbin is Managing Director of Stephens Financial Group and has held this position since October 2002 and is a member of Stephens Acquisition LLC. Previously, he was Managing Director and Chairman of C.E. Unterberg from September 1995 until October 2002. Mr. Towbin has been a Director of Gerber Scientific, Inc., Globalstar Telecommunications Ltd., Globecomm Systems, Inc. and K&F Industries Inc.

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OWNERSHIP OF COMMON STOCK BY THE PRINCIPAL STOCKHOLDERS AND MANAGEMENT

The following table sets forth, as of November 19, 2002, certain information with respect to shares beneficially owned by (i) each person who is known by the Company to be the beneficial owner of more than five percent of the Company’s outstanding shares of common stock, (ii) each of the Company’s directors and the executive officers named in Executive Compensation and Related Information and (iii) all current directors and executive officers as a group. Beneficial ownership has been determined in accordance with Rule 13d-3 under the Exchange Act. Under this rule, certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire shares (for example, upon exercise of an option or warrant) within sixty days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of such acquisition rights. As a result, the percentage of outstanding shares of any person as shown in the following table does not necessarily reflect the person’s actual voting power at any particular date.

	Shares Beneficially Owned (1)(2)
Name of Beneficial Owner	Number of Shares	Percentage of Total
Victor Shear	15,103,096	15.4%
David Lockwood (3)	5,045,132	5.1%
DMG Advisors LLC (#)	4,952,623	5.0%
David C. Chance (4)	764,121	*
Edmund Fish (5)	622,395	*
Patrick Nguyen (6)	575,030	*
Satish Gupta (7)	470,000	*
David Maher (8)	302,789	*
Greg Wood (9)	284,061	*
Lester Hochberg (10)	74,521	*
Robert R. Walker (11)	60,000	*
Timo Ruikka (12)	60,000	*
David Ludvigson	—	*
Mark Ashida	—	*
Patrick S. Jones	—	*
All current directors and executive officers as a group (12 persons) (13)	23,537,600	23.0%

*	Less than 1%.
(1)	Percentage ownership is based on 98,230,035 shares of common stock outstanding on September 30, 2002.
(2)
Shares of common stock subject to options currently exercisable or exercisable within 60 days of September 30, 2002 are deemed outstanding for purposes of computing the percentage ownership of the person holding such options but are not deemed outstanding for computing the percentage ownership of any other person. Except pursuant to applicable community property laws or as indicated in the footnotes to this table, each stockholder identified in the table possesses sole voting and investment power with respect to all shares of common stock shown as beneficially owned by such stockholder. Unless otherwise indicated, the address of each of the individuals listed in the table is c/o InterTrust Technologies Corporation, 4800 Patrick Henry Drive, Santa Clara, CA 95054.

(3)	Includes 850,832 shares subject to options that are exercisable within 60 days of September 30, 2002.
(4)	Includes 764,121 shares subject to options that are exercisable within 60 days of September 30, 2002.
(5)	Includes 313,957 shares subject to options that are exercisable within 60 days of September 30, 2002.
(6)	Includes 509,995 shares subject to options that are exercisable within 60 days of September 30, 2002.
(7)	Includes 315,000 shares subject to options that are exercisable within 60 days of September 30, 2002.
(8)	Includes 299,039 shares subject to options that are exercisable within 60 days of September 30, 2002.
(9)	Includes 269,061 shares subject to options that are exercisable within 60 days of September 30, 2002.
(10)	Includes 69,121 shares subject to options that are exercisable within 60 days of September 30, 2002.
(11)	Includes 60,000 shares subject to options that are exercisable within 60 days of September 30, 2002.
(12)	Includes 60,000 shares subject to options that are exercisable within 60 days of September 30, 2002.
(13)	Includes 3,922,619 shares subject to options that are exercisable within 60 days of September 30, 2002.
(#)	Based on Schedule 13G filed with the SEC on August 2, 2002.

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INFORMATION ABOUT DIRECTORS AND EXECUTIVE OFFICERS

Name	Age	Positions and Offices Held With Company
Victor Shear (4)	55	Chairman of the Board
David Lockwood	43	Executive Vice Chairman of the Board, Chief Executive Officer, President and Director
David C. Chance (3)	45	Director
Satish K. Gupta (1)(2)(4)	57	Director
Curt Hessler	58	Director
Lester Hochberg (1)(2)(3)(4)	65	Director
Timo Ruikka	46	Director
Robert R. Walker (1)(2)(3)(4)	52	Director
Greg Wood	44	Chief Financial Officer
David P. Maher	52	Chief Technology Officer
Patrick P. Nguyen	36	Executive Vice President
Mark Scadina	33	Vice President and General Counsel
Talal Shamoon	38	Executive Vice President

(1)	Member of Compensation Committee.
(2)	Member of Audit Committee.
(3)	Member of Special Committee.
(4)	Member of Nominating Committee.

Victor Shear has served as chairman of the board of the Company since its inception in January 1990 and chief executive officer of the Company from inception to March 2002. Before founding InterTrust, Mr. Shear co-founded Personal Library Software, Inc., a text and document database company, in June 1986. Mr. Shear served as chairman, president and chief executive officer of Data Scientific Corporation, a software developer of scientific workstations, from May 1982 to February 1985. Mr. Shear received a B.A. in sociology from Brandeis University.

David Lockwood has served as chief executive officer of the Company since March 2002, as president since November 2001, executive vice chairman of InterTrust since September 2001 and as a director since October 2000. Before joining InterTrust, from January 2000 to October 2001, Mr. Lockwood was the managing partner of Reuters Greenhouse Fund, a venture capital firm. Prior to joining Reuters Greenhouse Fund, Mr. Lockwood spent 10 years at Goldman, Sachs & Co., most recently as a managing director. Mr. Lockwood currently serves on the board of directors of Forbes.com. Mr. Lockwood previously served on the boards of directors of Epoch, Logicworx, @themoment, Aurigin Systems, Moreover and Zeroknowledge, and was the chairman of the board of Venture One. Mr. Lockwood received a B.A. from Miami University and an M.B.A. from the University of Chicago.

David C. Chance has served as a director of InterTrust since October 1999. Mr. Chance also served as executive vice chairman of InterTrust from October 1999 to October 2001. Before joining InterTrust, from January 1994 to January 1998, Mr. Chance was deputy managing director of BskyB Group Ltd., a leading United Kingdom pay-television and media company, and continued to serve as a consultant and non-executive director until August 1999. In addition, Mr. Chance is a non-executive director of Modern Times Group, the primary pay-television operator in Scandinavia, and Sunderland football club. Mr. Chance received a B.S. in psychology, a B.A. in industrial relations, and an M.B.A. from the University of North Carolina at Chapel Hill.

Satish K. Gupta has served as a director of InterTrust since February 1993. Mr. Gupta is currently a senior vice president of Cradle Technologies, a semiconductor company. BN Mr. Gupta was the president and chief executive officer of Cradle Technologies from July 1998 until October 2002. From May 1994 to June 1998, Mr. Gupta was vice president of corporate marketing and business development of Cirrus Logic, a semiconductor company, and from June 1991 to May 1994, he was vice president of strategic marketing and advanced

5

development of Media Vision, a multi-media peripherals company. Mr. Gupta received a B.E. in electrical engineering in India from Birla Institute of Technology and Science, an S.M. in electrical engineering from Massachusetts Institute of Technology, and an M.S. in engineering and economic systems from Stanford University.

Curt Hessler has served as a director of InterTrust since October 2002. Mr. Hessler has held a variety of senior positions at major corporations including Vice Chairman and Chief Financial Officer of Unisys from 1985 to 1991 and Executive Vice President of the Times-Mirror Group from 1991 to 1995. Mr. Hessler has also held several government positions including Assistant Secretary of the Treasury for Economic Policy from 1980 to 1981. Mr. Hessler received a B.A. from Harvard, a Masters degree in economics from the University of California at Berkeley, a J.D. from Yale Law School, and is also a Rhodes Scholar.

Lester Hochberg has served as director of InterTrust since January 2002. Mr. Hochberg has served as director and president of RR Capital Partners, an investment company, since June 1998 and as director and president of Bercap Corporation, a financial advisory company, since 1985. Mr. Hochberg was Chairman of Gibson’s, a chain of retail stores, from February 1992 to September 1998. Mr. Hochberg received a B.S. in economics from Brooklyn College and a J.D. from Harvard Law School.

Timo Ruikka has served as a director of InterTrust since March 2001. Mr. Ruikka has been a vice president of industry initiatives of Nokia Corporation, an electronics and communications network equipment company, since July 2001. From April 1999 to July 2001, Mr. Ruikka served as a vice president of Nokia, Inc., the United States subsidiary of Nokia Corporation. From January 1998 to March 1999, Mr. Ruikka served as vice president and senior vice president of Nokia Corporation. Mr. Ruikka has an L.L.M. degree from Turku University in Finland. Mr. Ruikka was nominated by Nokia Corporation to serve as a director of InterTrust in connection with an investment by Nokia Finance International B.V. in InterTrust.

Robert R. Walker has served as director of InterTrust since January 2002. Mr. Walker was executive vice president and chief financial officer of Agilent Technologies, a publicly traded electronic equipment manufacturing company, from March 1999 to December 2001. Prior to joining Agilent Technologies, Mr. Walker held positions including vice president, chief information officer and group controller at Hewlett-Packard Company, an electronic equipment manufacturing company, from June 1975 to February 1999. Mr. Walker is also a member of the Executive Committee of Financial Executives International. Mr. Walker received a B.S. in Electrical Engineering and a M.B.A. in finance from Cornell University.

Greg Wood has served as chief financial officer of InterTrust since November 2000. Prior to joining InterTrust, Mr. Wood served as chief financial officer of Network Computing Devices, a computer networking company, from August 1999 to November 2000. Mr. Wood also served as executive vice president and chief financial officer, from December 1998 to July 1999, and as chief financial officer, from July 1997 to November 1998, of Sutmyn Storage Corporation, a data storage company. Prior to joining Sutmyn, Mr. Wood served as senior vice president, finance and managing director, from April 1996 to June 1997, and as vice president and treasurer, from January 1990 to March 1996, of Memorex Telex NV, a supplier of computer networking products and services. Mr. Wood received a B.B.A. in accounting from the University of San Diego and a J.D. from the University of San Francisco. Mr. Wood is a certified public accountant.

David P. Maher has served as chief technology officer of InterTrust since June 1999. Prior to joining InterTrust, Mr. Maher served in various positions at AT&T from June 1981 to June 1999, including as an AT&T fellow, a Bell Labs fellow and head of the secure systems research department. At AT&T, Mr. Maher developed secure wideband transmission systems, cryptographic key management systems and secure communications devices. In addition, Mr. Maher was chief architect for AT&T’s STU-III secure device, data, and video products for secure government communications. Mr. Maher has been a consultant for the National Science Foundation, the National Security Agency, the National Institute of Standards and Technology, and the Congressional Office of Technology Assessment, and has taught electrical engineering, mathematics and computer science at several institutions. Mr. Maher received B.A., M.S. and Ph.D. degrees in mathematics from Lehigh University.

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Patrick P. Nguyen is executive vice president and has also served as senior vice president, corporate development, and vice president, global alliances, since joining InterTrust in July 1998. Prior to joining InterTrust, from February 1993 to June 1998, Mr. Nguyen worked at the Silicon Valley Office of Weil, Gotshal & Manges, where he was made a partner in January 1998 and headed the corporate and technology transaction group. Mr. Nguyen received a B.S. in computer science from the University of California at Irvine and a J.D. from the University of California at Los Angeles.

Mark Scadina has served as vice president and general counsel of InterTrust since February 2000. From March 1999 to February 2000, Mr. Scadina served as Director, corporate development and legal at InterTrust. From September 1994 to March 1999 Mr. Scadina practiced law in the Silicon Valley office of Pennie & Edmonds. Mr. Scadina received a B.S. in computer engineering from Santa Clara University and a J.D. from the University of California, Berkeley School of Law (Boalt Hall).

Talal Shamoon has served as executive vice president since March 2001, and senior vice president, media of InterTrust since February 2000 to March 2001. From June 1999 to February 2000, Dr. Shamoon served as our vice president, corporate development and technology initiatives. From June 1997 to June 1999, Dr. Shamoon served as a member of the research staff of STARLab. Prior to joining InterTrust, from October 1994 to June 1997, Dr. Shamoon worked for NEC Research Institute, an advanced research facility of NEC focused on computer science and physics, where he focused on multimedia security, signal processing and data compression. Dr. Shamoon received B.S., M. Eng and Ph.D degrees in electrical engineering from Cornell University.

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COMPENSATION OF DIRECTORS

Except for grants of stock options, directors of the Company did not receive compensation for services provided as a director during the last fiscal year ended December 31, 2001. The Company also did not pay compensation for committee participation or special assignments of the Board of Directors during the last fiscal year ended December 31, 2001. Beginning in April 2002, each non-employee director on the Audit Committee, Compensation Committee, and the Special Committee received a payment of $1,000 per meeting from the Company. In addition, the Board of Directors has approved a compensation plan for non-employee directors of the Company consisting of the following payments which in the aggregate may not exceed $50,000 per year for any individual director: (i) an annual payment of $25,000 (which payment will be pro-rated so that non-employee directors receive a payment of $6,805.56 for the fiscal year ending December 31, 2002); (ii) a $1,000 per day payment for attendance of Board meetings in person; and (iii) a $500 per day payment for attendance of Board meetings by telephone.

Non-employee directors are eligible to receive options under the Company’s 1999 Non-Employee Directors Option Plan (“Directors Plan”). Each individual who first joins the Company’s Board of Directors as a non-employee director after the effective date of the Company’s initial public offering will receive at that time a fully vested option for 30,000 shares of the Company’s common stock. In addition, at each of the Company’s annual stockholders’ meetings, each non-employee director who will continue to be a director after that meeting will automatically be granted at that meeting a fully vested option for 10,000 shares of the Company’s common stock. However, any non-employee director who receives an option for 30,000 shares under this Directors Plan will first become eligible to receive the annual option for 10,000 shares at the annual meeting that occurs during the calendar year following the year in which he received the option for 30,000 shares.

Non-employee directors are also eligible to receive options and be issued shares of common stock under the Company’s 1999 Equity Incentive Plan. Directors who are also employees of the Company are eligible to receive options and be issued shares of common stock under the Company’s 1999 Equity Incentive Plan and are also eligible to participate in the Company’s 1999 Employee Stock Purchase Plan.

In May 2001, the Company granted to each of Messrs. Fredrickson and Gupta an option to purchase 40,000 shares of common stock at an exercise price of $2.10 per share; in June 2001, the Company granted to each of Messrs. Fredrickson, Gupta, and Lockwood an option to purchase 25,000 shares of common stock at an exercise price of $1.10 per share; and in November 2001, the Company granted an option to purchase 10,000 shares of common stock at an exercise price of $1.07 per share. In March 2001, the Company granted an option to purchase 30,000 shares of common stock at an exercise price of $3.75 per share to Mr. Ruikka. In June 2001, the Company granted Mr. Jones an option to purchase 30,000 shares of common stock at an exercise price of $1.10 per share, and in July 2001, the Company granted Mr. Jones an option to purchase 10,000 shares of common stock at an exercise price of $1.23 per share to Mr. Jones. In January 2002, the Company granted an option to purchase 30,000 shares of common stock at an exercise price of $1.50 to each of Messrs. Hochberg and Walker. In March 2002, we granted options to purchase 50,000 shares of our common stock to Mr. Chance at exercise prices of $1.26. In June 2002, the Company granted an option to purchase 30,000 shares of common stock at an exercise price of $2.12 to each of Messrs. Chance, Gupta, Hochberg, Jones, Ruikka and Walker.

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EXECUTIVE COMPENSATION AND RELATED INFORMATION

Compensation of Executive Officers

The following table presents information about compensation paid by the Company in 2001 for services by Victor Shear, the Company’s chief executive officer at December 31, 2001, David Lockwood, the Company’s current chief executive officer, and the Company’s four other highest-paid executive officers who were officers as of the end of fiscal year 2001, and one officer who ceased employment during the year (collectively the “Named Executive Officers”) whose total salary and bonus for the fiscal year exceeded $100,000:

Summary Compensation Table

Name and Principal Position	Year	Annual Compensation			Other Annual Compensation ($)		Long-Term Compensation Awards
		Salary ($)		Bonus ($)			Number of Securities Underlying Options (#)	All Other Compensations ($)
Victor Shear	2001	$280,000		—	$63,404	(1)	—	—
Chairman of the Board, resigned as Chief Executive Officer in March 2002	2000 1999	249,375 175,000		— —	59,530 38,528	(2) (3)	— —	— —

David Lockwood	2001	53,333	(4)	—	—		$2,625,000	—
Vice Chairman of the Board, Chief Executive Officer and President	2000 1999	— —		— —	— —		30,000 —	— —

Greg Wood	2001	240,000		—	—		75,000	—
Chief Financial Officer	2000 1999	35,455 —	(5)	— —	— —		360,000 —	— —

Patrick Nguyen	2001	233,600		—	—		200,000	—
Executive Vice President	2000 1999	183,650 162,400		— —	— —		80,000 40,000	— —

David Ludvigson(6)	2001	250,352		$50,000	—		400,000	$75,249	(7)
Former President	2000 1999	110,349 —		— —	— —		1,000,000 —	— —

Edmund J. Fish(8)	2001	240,000		—	—		300,000	—
Former Director, Executive Vice President and President MetaTrust Utility	2000 1999	222,500 180,000		— 200,000	— —		125,000 —	— —

Mark Ashida(9)	2001	258,750		—	—		350,000	—
Former Chief Operating Officer	2000 1999	13,636 —		— —	— —		300,000 —	— —

(1)	Represents $50,689 in rental and related payments, and $12,715 in leased car payments.
(2)	Represents $47,895 in rental payments and $11,635 in leased car payments.
(3)	Represents $24,568 in rental payments and $13,960 in leased car payments.
(4)	Mr. Lockwood commenced employment with the Company in September 2001 and became the Company’s Chief Executive Officer in March 2002.
(5)	Mr. Wood commenced employment with the Company in November 2000.
(6)	Mr. Ludvigson commenced employment with the Company in August 2000 and resigned his position as President in October 2001.
(7)
Represents forgiveness of loan in the principal amount of $70,000 and interest of $5,249. $61,383 was forgiven as a severance benefit, and $13,866 was forgiven under the terms of the original employee loan agreement.

(8)	Mr. Fish resigned his positions as Director, Executive Vice President and President of the MetaTrust Utility in May 2002.
(9)	Mr. Ashida commenced employment with the Company in December 2000 and resigned his position as Chief Operating Officer in May 2002.

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Option Grants in Last Fiscal Year

The following table contains information concerning the stock option grants made to each of the Named Executive Officers in 2001. No stock appreciation rights were granted to these individuals during such year.

	Individual Grants(1)						Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term ($)(4)
	Number of Securities Underlying Options		% of Total Options Granted to Employees in Fiscal	Exercise Price Per Share	Expiration
Name	Granted (#)		Year(2)	($/sh)(3)	Date		5%	10%
Victor Shear	—		—	—	—		—	—

David Lockwood	25,000		0.2%	$1.10	6/21/11		$17,295
	1,500,000		17.0	1.07	9/24/11		1,009,376
	1,100,000		12.5	1.18	10/31/11		816,305

Edmund J. Fish	125,000	(5)	1.4	3.75	3/5/11		294,794	$747,067
	175,000	(5)	2.0	1.10	6/21/11		121,062	306,795

Greg Wood	75,000	(5)	0.8	1.10	6/21/11		51,884	131,483

Mark Ashida	150,000	(5)	1.7	3.29	5/1/11		310,359	786,512
	200,000	(5)	2.3	1.10	6/21/11		138,356	350,623

Patrick Nguyen	100,000	(5)	1.1	3.75	3/5/11		235,835	597,653
	100,000		1.1	1.10	9/11/11		69,178	175,312

David Ludvigson	200,000	(5)	2.3	3.75	3/5/11	(6)	471,671	1,195,307
	200,000		2.3	1.10	6/21/11	(7)	138,356	350,623

(1)
The plan administrator has the discretionary authority to re-price the options through the cancellation of those options and the grant of replacement options with an exercise price based on the fair market value of the option shares on the re-grant date. The options have a maximum term of ten years measured from the option grant date, subject to earlier termination in the event of the optionee’s cessation of service with the Company. Under each of the options, the option shares will vest upon acquisition of the Company by merger or asset sale, unless the acquiring entity or its parent corporation assumes the outstanding options or substitutes comparable options.

(2)	Based on a total of 8,819,149 option shares granted to the Company’s employees and directors during 2001.
(3)
The exercise price was equal to the fair market value of the Company’s Common Stock, based on the closing price of the Common Stock on the Nasdaq Stock Market, on the date of grant. The exercise price may be paid in cash, in shares of the Company’s Common Stock valued at fair market value on the exercise date or to the extent permitted by applicable law, through a cashless exercise procedure involving a same-day sale of the purchased shares or through a margin loan procedure involving a loan secured by the purchased shares with the proceeds of the loan used to pay the Company the exercise price for the purchased shares. The Company may also finance the option exercise by lending the optionee sufficient funds, to the extent permitted by applicable law, to pay the exercise price for the purchased shares, together with any federal and state income tax liability incurred by the optionee in connection with such exercise.

(4)
The potential realizable value is calculated based on the ten-year term of the option at the time of grant. Stock price appreciation of 5% and 10% is assumed according to rules promulgated by the Securities and Exchange Commission and does not represent the Company’s prediction of the Company’s stock price performance. The potential realizable value at 5% and 10% appreciation is calculated by assuming that the exercise price on the date of grant appreciates at the indicated rate for the entire term of the option and that the option is exercised at the exercise price and sold on the last day of its term at the appreciated price.

(5)	The option becomes exercisable in a series of equal monthly installments over a period of 48 months from the vesting commencement date.
(6)	The option terminated on October 31, 2001.
(7)	The options became fully vested and exercisable on October 31, 2001 and terminated on October 31, 2002 based on the terms of the Severance and Release Agreement dated October 31, 2001.

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Aggregate Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

The table below presents for the Company’s Named Executive Officers the number and value of shares underlying unexercised options that were held by these Named Executive Officers as of December 31, 2001. No options or stock appreciation rights were exercised by these Named Executive Officers in 2001, and no stock appreciation rights were outstanding at the end of that year.

The figures in the value of unexercised in-the-money options at fiscal year-end column are based on the fair market value of the Company’s common stock at the end of 2001, less the exercise price payable for these shares. The fair market value for the Company’s common stock at the end of 2001 was $1.23 per share.

	Number of Securities Underlying Unexercised Options at Fiscal Year-End		Value of Unexercised In-the-Money Options at Fiscal Year-End
Name	Exercisable	Unexercisable	Exercisable	Unexercisable
Victor Shear	—	—	—	—
David Lockwood	171,666	2,483,334	$19,395	$278,864
Edmund J. Fish	251,459	343,543	63,002	19,906
Greg Wood	106,875	328,125	1,219	8,531
Mark Ashida	121,875	528,125	3,250	22,750
Patrick Nguyen	314,999	298,335	37,113	24,288
David Ludvigson	520,831	—	26,000	—

Employment Agreements, Change of Control Arrangements and Severance Agreements

On August 21, 2002, the Compensation Committee granted Messrs. Nguyen and Wood a severance benefit equal to 100% of their respective gross annual salaries if they are terminated by a successor entity for reasons other than certain misconduct within one year following a corporate transaction.

In September 2001, the Company entered into an employment agreement with David Lockwood to serve as Executive Vice Chairman. The agreement provides for a base salary of $200,000 per year. In connection with his employment in September 2001, Mr. Lockwood received an option to acquire 1,500,000 shares at an exercise price of $1.07 per share. In the event of a change of control of the company, vesting will accelerate on 50% of such then unvested shares, unless consideration to the Company exceeds $5.00 per share in which case 100% of the then unvested shares will vest. Upon assumption of the additional role of President, in November 2001, Mr. Lockwood received an option to acquire an additional 1,100,000 shares at an exercise price of $1.18 per share. The November 2001 options will vest 100% in the event of a change of control.

Edmund Fish, the Company’s former President of the MetaTrust Utility, signed a Severance Agreement dated May 2, 2002 (the “Severance Agreement”) with the Company. In consideration for Mr. Fish’s agreement to comply with certain terms of his employment, confidentiality and invention assignment agreements with the Company, as well as other commitments set forth in the Severance Agreement, including a release of all claims against the Company, the Severance Agreement provided for the following severance benefits: (a) extension of the period to exercise his options from 90 days following his termination of employment to May 3, 2003; and (b) forgiveness of the remaining balance due of $105,989 under the promissory note executed by Mr. Fish in July 31, 2001.

Mr. Ashida, the Company’s former Chief Operating Officer, signed a Severance and Release Agreement dated May 15, 2002 (the “Severance Agreement”) with the Company. In consideration for Mr. Ashida’s agreement to comply with the terms of his employment, confidentiality and invention assignment agreements with the Company, as well as other commitments set forth in the Severance Agreement, including his release of all claims against the Company, the Severance Agreement provided for the following Severance benefits: (a) a payment equal to half of Mr. Ashida’s gross annual salary; (b) payment of Mr. Ashida’s COBRA health

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insurance costs until July 13, 2003; and (c) forgiveness of the remaining balances due of $16,701 and $104,179 under two promissory notes dated July 1, 2001, and October 9, 2001, respectively.

Mr. Wood has an employment agreement with the Company that provides the following severance benefits: if Mr. Wood is terminated by the Company for reasons other than certain misconduct, in consideration for compliance with the Company’s confidentiality agreement and a release of claims against the Company, he will receive a cash severance payment equal to three months of base salary and an additional six months of vesting acceleration with respect to his initial option grant from the Company. In addition, if Mr. Wood is terminated by the Company for reasons other than cause in connection with an extraordinary corporate transaction, he will receive additional vesting acceleration with respect to his initial option grant from the Company, as if he provided 48 months of service with the Company.

Upon a corporate transaction of the Company, 100% of the then unvested shares of the Company’s common stock subject to the following options granted to certain Named Executive Officers will become vested: (a) June 22, 2001 options granted to Mr. Wood for 75,000 shares of the Company’s common stock; (b) September 12, 2001 options granted to Mr. Lockwood for 400,000 shares of the Company’s common stock, and Messrs. Nguyen and Wood each for 300,000 shares of the Company’s common stock.

David Ludvigson, the Company’s former President, signed a Severance and Release Agreement dated October 31, 2001 (the “Severance Agreement”) with the Company. In consideration for Mr. Ludvigson’s agreement to comply with certain terms of his employment agreement with the Company and the Company’s confidentiality and invention agreement and his release of all claims against the Company, the Severance Agreement provided for the following severance benefits: (a) 100% vesting acceleration of his option to purchase 200,000 shares of the Company’s common stock granted on June 22, 2001 at an exercise price per share of $1.10; (b) extension of the term of this option to October 31, 2002; and (c) forgiveness of the remaining balance due of $61,383, under a promissory note executed by Mr. Ludvigson on August 14, 2000.

RELATED PARTY TRANSACTIONS

Since January 1, 2001, there has not been, nor is there currently proposed, any transaction or series of similar transactions to which the Company or any of its subsidiaries was or is to be a party in which the amount involved exceeded or will exceed $60,000 and in which any director, executive officer, holder of more than 5% of the common stock of the Company or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest other than (i) compensation agreements and other arrangements, which are described where required in Employment Contracts and Change in Control Arrangements and (ii) the transactions described below.

Options to Purchase Common Stock.    In March 2001, we granted an option to purchase 100,000 shares of our common stock to Talal Shamoon, one of our executive officers, an option to purchase 80,000 shares of our common stock to Mark Scadina, one of our executive officers, an option to purchase 100,000 shares of our common stock to Patrick Nguyen, one of our executive officers, an option to purchase 65,000 shares of our common stock to David Maher, one of our executive officers, an option to purchase 125,000 shares of our common stock to Edmund Fish, one of our executive officers and one of our directors, and an option to purchase 200,000 shares of our common stock to David Ludvigson, a former executive officer, each at an exercise price of $3.75 per share. In May 2001, we granted an option to purchase 150,000 shares of our common stock to Mark Ashida, one of our executive officers, at an exercise price of $3.29 per share. In June 2001, we granted an option to purchase 75,000 shares of our common stock to Greg Wood, one of our executive officers, an option to purchase 150,000 shares of our common stock to Mr. Shamoon, an option to purchase 200,000 shares to Mr. Ludvigson, an option to purchase 175,000 shares of our common stock to Mr. Fish, an option to purchase 200,000 shares of our common stock to Mr. Ashida, and an option to purchase 100,000 shares of our common stock to Mr. Nguyen each at an exercise price of $1.10 per share. In September 2001, we granted an option to

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purchase 1,500,000 shares of our common stock to David Lockwood, one of our executive officers and one of our directors, at an exercise price of $1.07 per share. In November 2001, we granted an option to purchase 1,100,000 shares of our common stock to Mr. Lockwood at an exercise price of $1.18 per share. In January 2002, we granted an option to purchase 300,000 shares of our common stock to Mr. Shamoon, an option to purchase 275,000 shares of our common stock to Mr. Scadina, an option to purchase 300,000 shares of our common stock to Mr. Nguyen, an option to purchase 300,000 shares of our common stock to Mr. Maher, an option to purchase 300,000 shares of our common stock to Mr. Fish, an option to purchase 300,000 shares of our common stock to Mr. Wood, an option to purchase 400,000 shares of our common stock to Mr. Lockwood, and an option to purchase 300,000 shares of our common stock to Mr. Ashida at an exercise price of $1.22 per share.

Loan and Forgiveness of Loan of Executive Officer.    In August 2000, our Compensation Committee agreed to forgive a $70,000 loan of David Ludvigson our former president. The loan was forgiven as follows: $12,000 in principal plus interest earned of $1,866 on January 1, 2001 according to the original loan document; and $58,000 in principal plus $3,383 in interest on October 31, 2001 as a provision of the Severance and Release agreement.

In March 2002, our Compensation Committee agreed to assume two loans to Mark Ashida during 2001, our former Chief Operating Officer, totaling $200,000. The first loan was a full-recourse, unsecured promissory note for $100,000 accruing interest at 7%, and is forgivable at $50,000 in January 2002 and $8,333 per month beginning in February 2002 as long as the officer is employed with the company (the “First Note”). The second note was a full-recourse unsecured promissory note for $100,000 accruing interest at 7%, and is forgivable at $50,000 on October 9, 2002 and on October 9, 2003 as long as the officer is employed with the company (the “Second Note”). The loans were forgiven as follows: $83,334 in principal plus interest earned of $4,374 on May 15, 2002 according to the First Note; $16,666 in principal plus interest earned of $35. pursuant to the First Note on May 15, 2002 as a provision of his Severance Agreement; $100,000 in principal plus interest earned of $4,179 under the Second Note on May 15, 2002 pursuant to the provisional of his Severance and Agreement.

In July 2001 we made a loan to Edmund Fish, another one of our executive officers. The loan is a full-recourse, unsecured promissory note for $100,000 accruing interest at 7%. The entire principal and accrued interest is due on July 30, 2004.

In May 2002, the Compensation Committee agreed to forgive a loan made to Edmund Fish, our former president of the MetaTrust Utility. The loan was forgiven as follows: $100,000 in principal plus interest earned of $5,489 as a provision of the Severance Agreement.

Loans to Directors.    In December 2000, we loaned $100,000 to Bruce Fredrickson, a former non-employee director. The loans are in the form of a full-recourse note which accrues interest at the rate of 6.10% per year and was due in December 2001.

In January 2001, we sold 4,000,000 shares of common stock at $5.00 per share, fair market value, to Nokia Finance International B.V., a subsidiary of Nokia Corporation (“Nokia”), for total cash consideration of $20 million. In connection with its investment, Nokia agreed to license our DRM solutions and selected us as its preferred DRM technology. Additionally, per the agreement, we appointed an executive officer of Nokia to our board of directors. During the fourth quarter of 2001 the two parties agreed to terminate the license, and we recognized $750,000 received from Nokia for the license as other income.

The Company’s Certificate of Incorporation limits the liability of its directors for monetary damages arising from a breach of their fiduciary duty as directors, except to the extent otherwise required by the Delaware General Corporation Law. Such limitation of liability does not affect the availability of equitable remedies such as injunctive relief or rescission.

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The Company’s bylaws provide that the Company shall indemnify its directors and officers to the fullest extent permitted by Delaware law, including in circumstances in which indemnification is otherwise discretionary under Delaware law. The Company has also entered into indemnification agreements with its officers and directors containing provisions that may require the Company, among other things, to indemnify such officers and directors against certain liabilities that may arise by reason of their status or service as directors or officers and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified.

BOARD OF DIRECTORS MEETINGS AND COMMITTEES

During the fiscal year ended December 31, 2001, the Board of Directors held fifteen meetings and never acted by written consent in lieu of a meeting. Other than Mr. Hessler who was recently elected to the Board in October 2002 for the 2001 fiscal year, each of the directors during the term of their tenure attended or participated in at least 75% of the aggregate of (i) the total number of meetings of the Board of Directors and (ii) the total number of meetings held by all committees of the Board of Directors on which each such director served. The Board of Directors currently has standing audit, compensation and nominating committees.

The Nominating Committee was created in May 2002 to oversee the process of determining the appropriate size of the Board of Directors, and managing the process of selecting potential candidates for the Board of Directors. The current members of the Nominating Committee are Messrs. Shear, Gupta, Hochberg, and Walker. The Nominating Committee does not currently consider nominees recommended by the stockholders.

The Special Committee was formed in March 2002 to have oversight and management over the analysis and pursuit of potential strategic alternatives that the Company might consider. The analysis and pursuit of strategic alternatives could include negotiations with third parties regarding potential strategic combinations, patent license agreements or other transactions. The Special Committee also oversees and manages the Company’s work with Allen and Company, a financial advisor hired by the Board. The current members of the Special Committee are Messrs. Hochberg, Chance and Walker.

The Audit Committee was created on July 22, 1999, and became effective on the effective date of the Company’s initial public offering of its securities, October 26, 1999. As discussed further in the Report of the Audit Committee and in the Audit Committee Charter attached as Appendix A, the Audit Committee reviews, acts on and reports to the Board of Directors with respect to various auditing and accounting matters, including the selection of the Company’s independent auditors, the scope of the annual audits, fees to be paid to the Company’s independent auditors, the performance of the Company’s independent auditors and the accounting practices of the Company. During the fiscal year ended December 31, 2001, the members of the Audit Committee were Messrs. Gupta, Patrick Jones, who resigned as a director in June of 2002, and David Lockwood. Currently, the members of the Audit Committee are Messrs. Gupta, Hochberg, and Walker. Mr. Lockwood resigned as a member of the Audit Committee in October 2001 when he became an executive of the Company and no longer qualified as an independent member of the Audit Committee under the listing standards of the Nasdaq National Market. Mr. Walker was added to the Audit Committee in January 2002. Mr. Hochberg was added to the Audit Committee in June 2002 to replace Mr. Jones. Until October 2001, when Mr. Lockwood became executive vice chairman of InterTrust, each of the members of the Audit Committee during the fiscal year ended December 31, 2001, was independent as defined under the listing standards of the Nasdaq National Market. The current members of the Audit Committee meet such independence standards. During the fiscal year ended December 31, 2001, the Audit Committee of the Board of Directors held four meetings.

The Compensation Committee was created on July 22, 1999, and became effective on the effective date of the Company’s initial public offering of its securities, October 26, 1999. The Compensation Committee reviews the performance of the executive officers of the Company, establishes compensation programs for the officers, and reviews the compensation programs for other key employees, including salary and cash bonus levels and

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option grants under the 1995 Stock Plan, 1999 Equity Incentive Plan, 2000 Supplemental Option Plan, and 1999 Employee Stock Purchase Plan. The members of the Compensation Committee during the fiscal year ended December 31, 2001 were Messrs. Gupta and Fredrickson. Mr. Jones joined the Compensation Committee in January 2002 following the resignation of Mr. Fredrickson. Current members of the Compensation Committee are Messrs. Gupta, Hochberg, and Walker. Mr. Hochberg joined the Compensation Committee following the resignation of Mr. Jones in June 2002. Mr. Walker joined the Compensation Committee in July 2002. During the fiscal year ended December 31, 2001, the Compensation Committee of the Board of Directors held one meeting, and acted by written consent in lieu of a meeting on fourteen occasions.

COMPENSATION COMMITTEE REPORT

The Compensation Committee of the Company’s Board of Directors (the “Compensation Committee” or the “Committee”) was formed on July 22, 1999. The charter for the Committee provides that it has the exclusive authority to establish the level of base salary payable to the chief executive officer (“CEO”) and certain other executive officers of the Company and to administer the Company’s 1999 Equity Incentive Plan and 1999 Employee Stock Purchase Plan. In addition, the Committee has the responsibility for approving the individual bonus programs to be in effect for the CEO and certain other executive officers and key employees each fiscal year.

For the 2001 fiscal year, the process utilized by the Compensation Committee in determining executive officer compensation levels was based on a number of factors, including reference to similar positions in other high-technology companies. In the case of the key executive officers, the Compensation Committee also reviewed the inputs from the CEO. In these cases, the final decisions regarding compensation were made independently by the committee.

General Compensation Policy.    The Compensation Committee’s fundamental policy is to offer the Company’s executive officers competitive compensation opportunities based upon overall Company performance, their individual contribution to the financial success of the Company and their personal performance. It is the Compensation Committee’s objective to have a substantial portion of each officer’s compensation contingent upon the Company’s performance, as well as upon his or her own level of performance. Accordingly, each executive officer’s compensation package consists of: (i) base salary, (ii) discretionary cash bonus and (iii) long-term stock-based incentive awards.

Base Salary.    The base salary for each executive officer is set on the basis of general market levels and personal performance. Each individual’s base pay is established to achieve an appropriate total compensation package, including other cash incentives and long-term incentives.

Annual Cash Bonuses.    Each executive officer is eligible for a cash bonus at the discretion of the Compensation Committee. The Compensation Committee considers performance targets established at the start of the fiscal year and personal objectives established for each executive. Actual bonuses paid reflect an individual’s accomplishment of both corporate and functional objectives.

Long-Term Incentive Compensation.    During fiscal 2001, the Compensation Committee, in its discretion, made option grants to the Company’s Named Executive Officers and certain executive officers as performance bonuses and for retention purposes. The Compensation Committee also made initial option grants to David Lockwood in connection with his employment commencement in September 2001 and subsequent assumption of the President position in November 2001. Mr. Lockwood was also appointed as chief executive officer in March 2002. Generally, a significant grant is made in the year that an officer commences employment. Thereafter, option grants may be made at varying times and in varying amounts in the discretion of the Compensation Committee. Generally, the size of each grant is set at a level that the Compensation Committee deems appropriate to create a meaningful opportunity for stock ownership based upon the individual’s position with the

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Company, the individual’s potential for future responsibility and promotion, the individual’s performance in the recent period and the number of unvested options held by the individual at the time of the new grant. The relative weight given to each of these factors will vary from individual to individual at the Compensation Committee’s discretion.

Each grant allows the officer to acquire shares of the Company’s common stock at a fixed price per share (the market price on the grant date) over a specified period of time. The option vests in periodic installments over a two to four year period, contingent upon the executive officer’s continued employment with the Company. The vesting schedule and the number of shares granted are established to ensure a meaningful incentive in each year following the year of grant. Accordingly, the option will provide a return to the executive officer only if he or she remains in the Company’s employ, and then only if the market price of the Company’s common stock appreciates over the option term.

CEO Compensation.    The annual base salary for Mr. Shear, the Company’s Chief Executive Officer until March 2002, was not increased by the Compensation Committee during fiscal 2001, and Mr. Shear was not granted any options or given any bonus during fiscal 2001.

Tax Limitation.    Under the Federal tax laws, a publicly held company such as the Company will not be allowed a federal income tax deduction for compensation paid to certain executive officers to the extent that compensation exceeds $1 million per officer in any year. To qualify for an exemption from the $1 million deduction limitation, the stockholders were asked to approve a limitation under the Company’s 1999 Equity Incentive Plan on the maximum number of shares of common stock for which any one participant may be granted stock options per fiscal year. Because this limitation was adopted, any compensation deemed paid to an executive officer when he exercises an outstanding option under the 1999 Equity Incentive Plan with an exercise price equal to the fair market value of the option shares on the grant date will qualify as performance-based compensation that will not be subject to the $1 million limitation. Since it is not expected that the cash compensation to be paid to the Company’s executive officers for the 2001 fiscal year will exceed the $1 million limit per officer, the Compensation Committee will defer any decision on whether to limit the dollar amount of all other compensation payable to the Company’s executive officers to the $1 million cap.

Compensation Committee

Robert Walker
Lester Hochberg
Satish K. Gupta

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COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The Compensation Committee of the Company’s Board of Directors was created on July 22, 1999 and became effective on the effective date of the Company’s initial public offering of its securities, October 26, 1999. The current members of the Compensation Committee are Messrs. Hochberg, Walker and Gupta. The members of the Compensation Committee during the 2001 fiscal year were Messrs. Gupta and Fredrickson. Neither of these individuals was at any time during 2001, or at any other time, an officer or employee of the Company. No executive officer of the Company serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of the Company’s Board of Directors or Compensation Committee.

PERFORMANCE GRAPH

The graph set forth below compares the cumulative total stockholder return on the Company’s common stock between October 27, 1999 (the date the Company’s common stock commenced public trading) and December 31, 2001 with the cumulative total return of (i) the CRSP Total Return Index for the Nasdaq Stock Market (U.S. Companies) (the “Nasdaq Stock Market-U.S. Index”) and (ii) the J.P. Morgan H&Q Internet 100 Index (the “Internet Index”) over the same period. This graph assumes the investment of $100.00 on October 27, 1999, in the Company’s common stock, the Nasdaq Stock Market-U.S. Index and the Internet Index and assumes the reinvestment of dividends, if any.

The comparisons shown in the graph below are based upon historical data. The Company cautions that the stock price performance shown in the graph below is not indicative of, nor intended to forecast, the potential future performance of the Company’s common stock.

The Company effected its initial public offering of common stock on October 26, 1999 at a price of $9.00 per share. The graph above, however, commences with the closing price of $27.188 per share on October 27, 1999—the date the Company’s common stock commenced public trading.

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Notwithstanding anything to the contrary set forth in any of the Company’s previous or future filings under the Securities Act of 1933, as amended, or the Exchange Act, that might incorporate this Information Statement or future filings made by the Company under those statutes, the Compensation Committee Report and Stock Performance Graph shall not be deemed filed with the Securities and Exchange Commission and shall not be deemed incorporated by reference into any of those prior filings or into any future filings made by the Company under those statutes.

COMPLIANCE WITH SECTION 16(a) OF THE EXCHANGE ACT

The members of the Board of Directors, the executive officers of the Company and persons who hold more than ten percent (10%) of the Company’s outstanding common stock are subject to the reporting requirements of Section 16(a) of the Exchange Act which require them to file reports with respect to their ownership of the Company’s common stock and their transactions in such common stock. Based upon (i) the copies of Section 16(a) reports that the Company received from such persons for their 2001 fiscal year transactions in the common stock and their common stock holdings and (ii) the written representations received from one or more of such persons regarding their Section 16(a) reports for the 2001 fiscal year, the Company believes that all reporting requirements under Section 16(a) for such fiscal year were met in a timely manner by its executive officers, Board members and greater than ten percent (10%) stockholders, except that (i) Bruce Fredrickson, a former Director, filed a Form 4 in March 2002 disclosing eight transactions that took place in May 2001 and February 2001, (ii) David Lockwood filed a Form 4 in March 2002 disclosing two transactions that took place in November 2001 and September 2001, (iii) David Maher filed an amended Form 3 in March 2002 disclosing one transaction that took place in October 1999, (iv) Patrick Nguyen filed a Form 4 in March 2002 disclosing 1 transaction that took place in February 2001, and (v) Talal Shamoon filed an amended Form 3 in March 2002 disclosing one transaction that took place in October 1999.

REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

The Audit Committee serves as the representative of the Board of Directors for general oversight of the Company’s financial accounting and reporting process, system of internal control, audit process, and process for monitoring compliance with laws and regulations and the Company’s Standards of Business Conduct. The Audit Committee annually recommends to the Board of Directors the appointment of a firm of independent auditors to audit the financial statements of the Company. A more detailed description of the functions of the Audit Committee can be found in the Company’s Audit Committee Charter, attached to the Company’s proxy statement filed for the 2002 Annual Meeting with the SEC on November 15, 2002, as Appendix A.

The Audit Committee was organized in July 1999. The Audit Committee for the last fiscal year consisted of Messrs. Gupta, Lockwood and Jones. The Audit Committee held four meetings during the last fiscal year. In addition, the Audit Committee met once in 2002 to discuss the audit for the last fiscal year. Audit Committee meetings are held outside and apart from the Board meetings.

The Company’s management has primary responsibility for preparing the Company’s financial statements and financial reporting process. The Company’s independent auditors, Ernst & Young LLP, are responsible for expressing an opinion on the conformity of the Company’s audited financial statements to generally accepted accounting principles. The Audit Committee has general oversight responsibility with respect to the Company’s financial reporting, and reviews the results and scope of the audit and other services provided by the Company’s independent auditors.

In this context, the Audit Committee hereby reports as follows:

•	The then-current members of the Audit Committee reviewed and discussed the audited financial statements with the Company’s management and the independent auditors.

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•
The then-current members of the Audit Committee discussed with the independent auditors the matters required to be discussed by Statement on Auditing Standards No. 61 (Codification of Statements on Auditing Standard, AU 380).

•
The then-current members of the Audit Committee discussed with the independent auditors the auditor’s independence from the Company and its management. The Audit Committee has received the written disclosures and the letter from the independent auditors required by Independence Standards Board Standard No. 1 (Independence Standards Board Standards No. 1, Independence Discussions with Audit Committees) and has discussed with the independent auditors the independent auditors’ independence.

Audit Fees

Fees for the fiscal year 2001 audit and the review of Forms 10-Q were $197,000 of which an aggregate amount of $79,000 had been billed through December 31, 2001.

Financial Information Systems Design and Implementation Fees

There were no fees billed for financial information systems design and implementation rendered by Ernst & Young LLP for the fiscal year ended December 31, 2001.

All Other Fees

Aggregate fees billed for all other services rendered by Ernst & Young LLP for the fiscal year ended December 31, 2000 were $87,400.00. These fees related to accounting and tax consultations, as well as tax compliance services.

Based on the review and discussions referred to in paragraphs (1) through (3) above, the Audit Committee recommended to the Board of Directors, and the Board of Directors has approved, that the audited financial statements be included in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2001, for filing with the Securities and Exchange Commission. The Audit Committee and the Board of Directors have also recommended, subject to stockholder approval, the selection of Ernst & Young LLP, as the Company’s independent auditors.

Until October 2001, when Mr. Lockwood became executive vice chairman of InterTrust, each of the members of the Audit Committee was independent as defined under the listing standards of the Nasdaq National Market. The current members of the Audit Committee meet such independence standards.

Submitted by the current members of the Audit Committee:

Satish K. Gupta
Lester Hochberg
Robert Walker

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EXHIBIT INDEX

Exhibit No.	Document Description

Exhibit 1.	Form of Letter to Stockholders of the Company, dated November 22, 2002.*

Exhibit 2.	Offer to Purchase, dated November 22, 2002 (incorporated herein by reference to Exhibit (a)(1)(A) to the Schedule TO).

Exhibit 3.	Letter of Transmittal (incorporated herein by reference to Exhibit (a)(1)(B) to the Schedule TO).

Exhibit 4.	Agreement and Plan of Merger, dated as of November 13, 2002, by and among Parent, Purchaser and the Company (incorporated herein by reference to Exhibit (d)(1) to the Schedule TO).

Exhibit 5.
Form of Stockholder Tender and Support Agreements, dated as of November 13, 2002, by and among Purchaser, Parent and certain stockholders of the Company (incorporated herein by reference to Exhibit (d)(4) to the Schedule TO).

Exhibit 6.	Confidentiality Agreement, dated as of May 16, 2002, between SCA and the Company (incorporated herein by reference to Exhibit (d)(3)(A) to the Schedule TO).

Exhibit 7.	Confidentiality Agreement, dated as of July 8, 2002, between Philips and the Company (incorporated herein by reference to Exhibit (d)(3)(B) to the Schedule TO).

Exhibit 8.	Rider Regarding Confidentiality Agreement, dated as of September 30, 2002, by and among SCA, Philips and the Company (incorporated herein by reference to Exhibit (d)(3)(C) to the Schedule TO).

Exhibit 9.	Patent License Agreement, dated as of May 30, 2002, between Sony Corporation and the Company.**

Exhibit 10.	Amendment to Patent License Agreement, dated as of November 13, 2002, between Sony Corporation and the Company.

Exhibit 11.	Foundation License Agreement, dated as of November 13, 2002, between Philips and the Company.**

Exhibit 12.	Amendment to Foundation License Agreement, dated as of November 13, 2002, between Philips and the Company.

Exhibit 13.	Exclusivity Letter Agreement, dated November 10, 2002, by and among SCA, Philips and the Company (incorporated herein by reference to Exhibit (d)(5) to the Schedule TO).

Exhibit 14.	Letter Agreement, dated as of November 13, 2002, by and among Philips, SCA and the Company (incorporated herein by reference to Exhibit (d)(2) to the Schedule TO).

Exhibit 15.	Press Release issued by the Company on November 13, 2002 (incorporated by reference to press release under cover of Schedule 14D-9C filed by the Company on November 13, 2002).

Exhibit 16.	Fairness Opinion of Allen & Company, LLC (included as Schedule I to this Schedule 14D-9).

Exhibit 17.	The Company’s Information Statement pursuant to Section 14(f) under the Exchange Act (included as Schedule II to this Schedule 14D-9).*

Exhibit 18.	Complaint filed by Fabrizio Righetti in the Superior Court, Santa Clara County, California on November 13, 2002.

Exhibit 19.	Complaint filed by Jong-Ho Nam in the Superior Court, Santa Clara County, California on November 13, 2002.

*	Copy attached to, or enclosed with, copies of this Schedule mailed to stockholders.
**
Portions of this exhibit have been omitted based on a request for confidential treatment pursuant to Rule 24b-2 under the Exchange Act. Such omitted portions have been filed separately with the Securities and Exchange Commission.